UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the matter of:	X	File No. 812-
:
Voya ETF Trust	:
Voya Investments, LLC	:
Directed Services LLC	:
Voya Investments Distributor, LLC	X

Application for an Order (i) under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a) (32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

All communications and orders to:

Huey P. Falgout, Jr.

Chief Counsel

Voya Investment Management

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258

With a copy to:

Jeffrey S. Puretz, Esq.

Dechert LLP

1900 K Street, N.W.

Washington, D.C. 20006

As filed with the U.S. Securities and Exchange Commission on October 27, 2015.

Page 1 of 59 Sequentially Numbered Pages (including exhibits).

TABLE OF CONTENTS

			Page
I	INTRODUCTION		4
	A.	Summary of Application	4
	B.	Comparability of Relief Sought to Prior Relief Granted by the Commission	5
II	BACKGROUND		6
	A.	General	6
	B.	The Initial Fund	8
	C.	The Initial Advisers	8
	D.	The Distributor	9
	E.	Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent	9
	F.	Underlying Indexes and Licensing Arrangements	9
	G.	Special Considerations Applicable to Self-Indexing Funds	9
	H.	Capital Structure and Voting Rights; Book-Entry	13
	I.	Investment Objectives and Policies	13
	1.	General	13
	2.	Securities in Fund’s 20% Asset Basket Not Included in its Underlying Index	15
	3.	Depositary Receipts	15
	4.	Long/Short Funds	16
	5.	130/30 Funds	16
	J.	Exchange Listing	17
	K.	Sales of Shares	17
	1.	General	18
	2.	Purchase and Redemption of Creation Units	18
	3.	Transaction Fees	20
	4.	Purchase of Creation Units; General	20
	5.	Payment Requirements for Creation Units	21
	6.	Placement and Acceptance of Creation Unit Purchase Orders	21
	7.	Rejection of Creation Unit Purchase Orders	22
	L.	Pricing	23
	M.	Redemption	23
	N.	Dividend Reinvestment Service	24
	O.	Shareholder Transaction and Distribution Expenses	24
	P.	Shareholder Reports	24
	Q.	Master-Feeder Structure	25
	1.	In-Kind Transactions in a Master-Feeder Structure	25
	2.	No Senior Securities	25
	R.	Availability of Information Regarding Shares and Underlying Indexes	25
	S.	Public Representations	28
	T.	Procedure by Which Shares Will Reach Investors; Disclosure Documents	28
III	RELIEF REQUESTED RELATED TO THE ESTABLISHMENT AND OPERATION OF THE FUNDS AS ETFS AND PURCHASES AND SALES OF THEIR SHARES IN EXCESS OF THE LIMITS IMPOSED BY SECTION 12(d)(1) OF THE ACT		29
	A.	Summary of this Application Relating to the Establishment and Operation of the Funds as ETFs	29
	B.	Summary of this Application with Respect to Section 12(d)(1) of the Act	30
	C.	Benefits of the Proposal	31
	1.	General	31
	2.	Intra-Day Trading	31
	3.	Maintaining a Competitive Position in the International Financial Community	31
	4.	Introducing Additional Competition into the U.S. ETF Market	32

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	D.	The Trust and its Funds Do Not Raise Concerns	32
	1.	Structure and Operation of the Trust and its Funds Compared to Prior ETFs	32
	(a)	Portfolio Transparency, “Front Running” and “Free Riding.”	32
	(b)	Arbitrage Mechanism	32
	2.	Investor Uses and Benefits of Products	33
	3.	The Commission Should Grant the Exemptive Relief Requested in this Application	33
IV	REQUEST FOR ORDER		34
	A.	Legal Analysis: ETF Relief	34
	1.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)	34
	2.	Exemption from the Provisions of Section 22(d) and Rule 22c-1	35
	3.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)	36
	4.	Exemption from the Provisions of Section 22(e) of the Act	38
	B.	Legal Analysis: Fund of Funds Relief	41
	1.	Exemption from the Provisions of Section 12(d)(1) of the Act	41
	(a)	Exemption Under Section 12(d)(1)(J) of the Act	42
	(b)	Concerns Underlying Section 12(d)(1)(J)	42
	2.	Sections 17(a), 17(b) and 6(c) of the Act	45
V	EXPRESS CONDITIONS TO THIS APPLICATION		47
	A.	ETF Relief	47
	B.	Section 12(d)(1) Relief	47
VI	NAMES AND ADDRESSES		50-59

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I.                INTRODUCTION

A.                                    Summary of Application

In this application (“Application”), Voya ETF Trust (the “Trust”), Voya Investments, LLC and Directed Services LLC (each, an “Initial Adviser”) and Voya Investments Distributor, LLC (the “Distributor” and, together with the Trust and the Initial Advisers, “Applicants”)(1) apply for and request from the U.S. Securities and Exchange Commission (“Commission”) an order (i) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (referred to herein as the “Order”).

The Order, if granted, would permit:

(a)                           Funds (as defined below) to issue shares (“Shares”) redeemable in large aggregations only (“Creation Units”) (e.g., at least 25,000 shares);

(b)                           secondary market transactions in Shares to be effected at negotiated market prices rather than at net asset value (“NAV”) on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”), such as NYSE Arca, Inc. and NYSE Arca Marketplace, LLC (collectively, “NYSE Arca”), and The Nasdaq Stock Market, Inc. (“NASDAQ”);

(c)                            certain affiliated persons of the open-end investment company described herein to deposit securities into, and receive securities from, such investment company, in connection with the purchase and redemption of aggregations of Shares of such investment company;

(d)                           the payment or satisfaction of redemptions in periods exceeding seven (7) calendar days under specified limited circumstances;

(e)                            registered management investment companies and unit investment trusts (“UITs”) that are not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds (such management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to as “Funds of Funds”), to acquire Shares beyond the limits of Section 12(d)(1)(A) and (B) of the Act;

(f)                             the Funds, and any principal underwriter for the Funds, and/or any broker dealer (“Broker”) registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”), to sell Shares to Funds of Funds beyond the limits of Section 12(d)(1)(B) of the Act;

(g)                            a Fund that is advised by the Adviser to operate as a feeder fund (“Feeder Fund”) to acquire shares of another registered investment company in the same group of investment companies having substantially the same investment objectives as the Feeder Fund (“Master Fund”) beyond the limitations in Section 12(d)(1)(A) of the Act and the Master Fund, and any principal underwriter for the Master Fund, to sell shares of the Master Fund to the Feeder Fund beyond the limitations in Section 12(d)(1)(B) of the Act; and

(1)  All existing entities that intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Order.

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(h)                           a Feeder Fund to deposit securities into, and receive securities from, its Master Fund in exchange for shares of the Master Fund, both in connection with in-kind sales and redemptions of Shares (together with the relief discussed in (g), “Master-Feeder Relief”).(2)

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund and will be consistent with the investment objectives and policies of each Fund of Funds and that the proposed transactions are consistent with the general purposes of the Act; and (iii) with respect to the relief requested under Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.

The relief requested by Applicants with respect to Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder will be referred to herein as “ETF Relief” and the relief requested with respect to Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a) of the Act will be referred to herein as “12(d)(1) Relief.” The ETF Relief, 12(d)(1) Relief and Master-Feeder Relief collectively, will be referred to herein as “Relief.”

Applicants seek the Order to create and operate one or more Funds that operate as index-based ETFs (defined below) and offer Shares and (i) for which a third party that is not an “affiliated person” (as such term is defined in Section 2(a)(3) of the Act), or an affiliated person of an affiliated person, of the Trust, the Adviser, any Sub-Adviser (defined herein), the Distributor (defined herein) or a promoter of the Fund will serve as the Index Provider (defined herein) (each an “Index-Based Fund”), or (ii) for which an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, of the Adviser, any Sub-Adviser (defined herein), the Distributor (defined herein) or a promoter of a Fund, will serve as the Index Provider (each a “Self-Indexing Fund”).

Applicants request that the Order apply to the Index-Based Fund or Self-Indexing Fund that will form the initial series of the Trust (“Initial Fund”) and any additional series of the Trust, as defined below, and any other open-end management investment company or series thereof, that may be created in the future that operate as ETFs and that track a specified index comprised of domestic and/or foreign equity securities (“Equity Funds”) and/or domestic and/or foreign fixed income securities (“Fixed Income Securities”) (together, “Future Funds”).(3) Any Future Fund will (a) be advised by the Initial Adviser or an entity controlling, controlled by, or under common control with the Initial Adviser (each, an “Adviser”) and (b) comply with the terms and conditions of this Application.

B.                                    Comparability of Relief Sought to Prior Relief Granted by the Commission

Applicants seek Relief substantially similar to the relief granted by the Commission to other open end management investment companies commonly referred to as exchange-traded funds (“ETFs”), including PIMCO ETF Trust, Old Mutual Global Shares Trust, Global X Funds, Javelin Exchange-Traded Trust, ALPS ETF Trust, iShares Trust, SSgA Funds Management, NETS Trust and PowerShares Exchange Traded Fund Trust (collectively, “Prior Index-Based ETFs”). Applicants further seek Relief with respect to the Self-Indexing Funds substantially similar to the relief granted by the Commission to ETFs issued by Janus ETF Trust, Claymore Exchange-Traded Fund Trust, Claymore Exchange-Traded Fund Trust 2, Claymore Exchange-Traded Fund Trust 3, IndexIQ ETF Trust, WisdomTree Trust and Market Vectors ETF Trust (collectively, “Prior Self- Indexing ETFs”).  Applicants also seek Relief with respect to Long/Short Funds and 130/30 Funds (each as defined below) substantially similar to the relief granted by the Commission to ETFs

(2)  Applicants request that the Master-Feeder Relief apply to any Feeder Fund, any Master Fund and any principal underwriter for the Master Funds selling shares of a Master Fund to a Feeder Fund.

(3)  For purposes of this Application, references to “Funds” include the Initial Fund, as well as any Future Funds.

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issued by FQF Trust (collectively, “Prior Long/Short ETFs”).(4)  The Prior Index-Based ETFs, Prior Self-Indexing ETFs and Prior Long/Short ETFs are collectively referred to herein as the “Prior ETFs”.(5)  The requested Master-Feeder Relief is similar to the relief granted to T. Rowe Price Associates, Inc.(6)

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.           BACKGROUND

A.                                    General

Applicants intend to establish certain index based market basket investment products intended to be made available to both institutional and retail investors. The Trust intends to create diversified and non-diversified Funds, each of which will operate pursuant to the terms and conditions stated in this Application.

Voya ETF Trust is organized as a Delaware statutory trust. The Trust will be registered with the Commission as a series open-end management investment company. The Trust is overseen by a board of trustees (the “Board”). The Trust will offer and sell its Shares pursuant to a registration statement on Form N-1A filed with the Commission under the Securities Act of 1933 (the “Securities Act”) and the Act (the “Registration Statement”). The Funds will each be a separate series of the Trust and will offer and sell their Shares pursuant to the Registration Statement. Funds which track Domestic Indexes (as defined below) are referred to as “Domestic Funds” and Funds which track Foreign Indexes (as defined below) are referred to as “Foreign Funds.” While each Fund will be managed by the Adviser and, if applicable,

(4)  In the Matter of FQF Trust, et al., Investment Company Act Release Nos. 29720 (July 11, 2011) (notice) and 29747 (August 5, 2011) (order).

(5)  Pacific Investment Management Company LLC, et al., Investment Company Act Release Nos. 28723 (May 11, 2009) (notice) and 28752 (June 1, 2009) (order); Old Mutual Global Shares Trust, et al., Investment Company Act Release Nos. 28847 (August 12, 2009) (notice) and 28898 (Sep. 9, 2009) (order); Global X Funds, et al., Investment Company Act Release Nos. 28378 (Sep. 10, 2008) (notice) and 28433 (October 3, 2008) (order); Javelin Exchange-Traded Trust, et al., Investment Company Act Release Nos. 28350 (July 31, 2008) (notice) and 28367 (August 26, 2008) (order); ALPS Advisers, Inc., et al., Investment Company Act Release Nos. 28235 (April 9, 2008) (notice) and 28262 (May 1, 2008) (order); Barclays Global Fund Advisors, Investment Company Act Release Nos. 24394 (April 17, 2000) (notice) and 24451 (May 12, 2000) (order); Barclays Global Fund Advisors, Investment Company Act Release Nos. 24393 (April 17, 2000) (notice) and 24452 (May 12, 2000) (order); Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 25594 (May 29, 2002) (notice) and 25622 (June 25, 2002) (order), as subsequently amended by iShares Trust, et al., Investment Company Act Release Nos. 25969 (March 21, 2003) (notice) and 26006 (Apr. 15, 2003) (order), Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 26151 (August 15, 2003) and 26175 (Sept. 8, 2003) (order), and Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 27387 (June 1, 2006) (notice) and 27417 (June 23, 2006) (order); NETS Trust, et al., Investment Company Act Release Nos. 28166 (Feb. 25, 2008) (notice) and 28195 (March 17, 2008) (order); SSgA Funds Management, Inc. et al., Investment Company Act Release Nos. 27809 (April 30, 2007) (notice) and 27839 (May 25, 2007) (order); PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 25961 (March 4, 2003) (notice) and 25985 (March 28, 2003) (order), PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 27811 (April 30, 2007) (notice) and 27841 (May 25, 2007) (order); In the Matter of WisdomTree Investments Inc., et al., Investment Company Act Release Nos. 27324 (May 18, 2006) (notice) and 27391 (June 12, 2006) (order) (“WisdomTree Order”); In the Matter of IndexIQ ETF Trust, et al., Investment Company Act Release Nos. 28638 (Feb. 27, 2009) (notice) and 28653 (March 20, 2009) (order) (“IndexIQ Order”); Van Eck Associates Corporation, et al., Investment Company Act Release Nos. 29455 (Oct. 1, 2010) (notice) and 29490 (Oct. 26, 2010) (order) (“Market Vectors Order”); In the Matter of Guggenheim Funds Investment Advisors, LLC, et al., Investment Company Act Release Nos. 30560 (June 14, 2013) (notice) and 30598 (July 10, 2013) (order) (“Guggenheim Order”) and In the Matter of Janus ETF Trust, et al., Investment Company Act Release Nos. 31544 (April 1, 2015) (notice) and 31580 (April 28, 2015) (order) (“Janus Order”). The WisdomTree Order, IndexIQ Order, Market Vectors Order, Guggenheim Order and Janus Order are collectively referred to herein as the “Prior Self-Indexing Orders” and the orders cited above are collectively referred to herein as the “Prior Index-Based Orders.”

(6)  See T. Rowe Price Associates, Inc., et al., Investment Company Act Release Nos. 30299 (Dec. 7, 2012) (notice) and 30336 (Jan. 2, 2013) (order).

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Sub-Advisers (as defined below), the applicable Board will have overall responsibility for the Funds’ operations. The composition of each Board is in compliance with the requirements of Section 10 of the Act.

Each Fund will seek to provide investment returns that correspond, before fees and expenses, generally to the performance of a specified equity and/or a specified fixed income securities index (each an “Underlying Index” and collectively, “Underlying Indexes”). Each Fund, or its respective Master Fund, will hold certain securities, currencies, other assets and other investment positions (“Portfolio Holdings”) selected to correspond generally to the performance of its Underlying Index. Certain of the Funds will be based on Underlying Indexes which will be comprised of equity and/or fixed income securities issued by one or more of the following categories of issuers: (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in U.S. markets (“Domestic Indexes”). Other Funds will be based on Underlying Indexes which will be comprised of foreign and domestic or solely foreign equity and/or fixed income securities (“Foreign Indexes”). Future Funds may be based on Domestic Indexes as well as Foreign Indexes.

The Trust will issue, with respect to each Fund on a continuous offering basis, only Creation Units. The size of a Creation Unit for each Fund will initially be determined by the Adviser, in part on the estimated initial trading price per individual Share of such Fund and the size of Creation Units for other ETFs trading at that time, as well as each Fund’s target audience.(7)  Applicants expect that the initial price of a Creation Unit will be a minimum of $1 million and will fall in the range of $1 million to $10 million, and that the initial trading price per individual Share of each Fund will fall in the range of $15 to $100. Individual Shares will not be individually redeemable. Only Shares assembled into Creation Units will be redeemable, but Creation Units will not be listed or traded. Applicants intend that the initial NAV of the Shares will be established per Share at a level convenient for trading purposes.

Shares of each Fund will be listed and traded individually on an Exchange. It is expected that one or more member firms of an Exchange will be designated to act as market makers and maintain a market for Shares trading on the Exchange. If NYSE Arca is the Exchange on which the Shares are primarily listed (“Listing Exchange”), it is expected that one or more of the market makers that are members of NYSE Arca (“Arca Market Makers”) will register to make a market in Fund Shares listed on NYSE Arca. If NASDAQ is the Listing Exchange, one or more member firms of NASDAQ will act as market makers (“NASDAQ Market Makers” and together with Arca Market Makers, “Market Makers”) and maintain a market on NASDAQ for Shares trading on NASDAQ.(8)

Applicants believe that the Funds, like all other ETFs, must offer securities that will be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Units for redemption. This open-end structure of each Fund will permit efficiencies in pricing, be most responsive to market needs and demands, and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds. Therefore, purchases and redemptions of Creation Units of the Funds generally will be made by an “in-kind” tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described below in Section II.K. “Sales of Shares.” Applicants believe that this “in-kind” method minimizes the need to liquidate Portfolio Holdings to meet redemptions or to acquire Portfolio Holdings in connection with purchases of Creation Units and would permit closer tracking of each

(7)  The size of a Creation Unit as stated in a Fund’s prospectus (“Prospectus”) may be changed from time to time if the individual Share price of such Fund increases to such an extent that the Creation Unit price becomes unappealing to investors and arbitrageurs seeking to create or redeem.

(8)  If Shares are listed on NASDAQ, no particular NASDAQ Market Maker will be contractually obligated to make a market in Shares, although NASDAQ’s listing requirements stipulate that at least two NASDAQ Market Makers must be registered in Shares to maintain the listing. Registered Arca Market Makers and NASDAQ Market Makers are required to make a continuous, two-sided market at all times or they are subject to regulatory sanctions. No Arca Market Maker or NASDAQ Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, within the meaning of Section 2(a)(3) of the Act, except pursuant to Sections 2(a)(3)(A) and (C) of the Act due to ownership of Shares, as described below.

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Fund’s Underlying Index. Applicants submit that this “in-kind” mechanism also will provide a number of benefits to investors such as efficiencies in pricing, response to market needs and reductions in certain costs, such as brokerage fees, custodian fees and various other fund overhead costs and fund accounting costs, and significant reductions in transfer agency fees, as well as potential tax efficiencies, all as discussed herein.

B.                                          Initial Fund

The Initial Fund will be an Equity Fund whose performance will correspond generally to the performance of a securities index, which may be developed by an affiliated or unaffiliated index provider.  The Initial Fund will seek to achieve its investment objective by investing in debt securities and listed equity securities of global and/or U.S. companies. In seeking to achieve its investment objective, the Initial Fund may take short positions in equity securities.

The component securities of an Underlying Index are referred to herein as “Component Securities.” Each Fund, or its respective Master Fund, will consist largely of some or all of the Component Securities of an Underlying Index selected to correspond generally to the price and yield performance of such Underlying Index.

Each Fund that intends to qualify as a “regulated investment company” (“RIC”) will maintain the required level of diversification, and otherwise conduct its operations, so as to meet the RIC diversification requirements under the Internal Revenue Code of 1986, as amended (the “Code”).

C.                                    The Initial Advisers

An Initial Adviser will be the investment adviser to the Initial Fund. The Initial Advisers are Voya Investments, LLC, a limited liability company organized under the laws of Arizona, and Directed Services LLC, a limited liability company organized under the laws of Delaware. Each Initial Adviser has its principal office located at 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258. The Initial Advisers, and any other Adviser, are registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund, or its respective Master Fund.(9)  The Adviser may enter into sub-advisory agreements with one or more investment advisers to act as “sub-advisers” with respect to particular Funds, or their respective Master Funds, (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”). The Sub-Advisers, if any, will serve as the portfolio managers for the Funds, or their respective Master Funds. The Adviser will compensate any Sub-Adviser out of the advisory fees paid to the Adviser pursuant to the investment advisory contract. Under the Adviser’s supervision, each Sub-Adviser will manage the investment and reinvestment of the applicable Fund’s, or its respective Master Fund’s, assets in accordance with such Fund’s investment objective. Any Sub-Adviser for the Initial Fund will be registered under the Advisers Act or will not be required to register thereunder, and any future Sub-Adviser to a Fund, or its respective Master Fund, will either be registered under the Advisers Act or will not be required to register thereunder.

Each Sub-Adviser may have a number of other clients, which may include open-end management investment companies that are registered under the Act, separately managed accounts for institutional investors, privately offered funds that are not deemed to be “investment companies” in reliance on Section 3(c)(1), (3)(c)(7) or 3(c)(11) of the Act, closed-end funds and business development companies.

(9)  The term “Board” also includes any board of directors or trustees of a Future Fund, if different.

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D.                                    The Distributor

The Trust will enter into a distribution agreement with the Distributor. The distributor for the Initial Fund will be Voya Investments Distributor, LLC, an Arizona limited liability company. The Distributor is, and each Future Distributor (as defined below) will be, a broker-dealer registered under the Exchange Act. The Distributor will act as distributor and principal underwriter (“Distributor”) of one or more of the Funds. The Distributor will distribute Shares on an agency basis. The Distributor is not, and no Future Distributor will be, affiliated with any Exchange. The Distributor for each Fund will comply with the terms and conditions of this Application. The Distributor of any one Fund may be an affiliated person or an affiliated person of an affiliated person of that Fund’s Adviser and/or Sub-Advisers. Applicants request that the Order also apply to any other future principal underwriter and distributor to Future Funds (“Future Distributor”), provided that any such Future Distributor complies with the terms and conditions of this Application.

E.                                    Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent

Each Fund will have an administrator (“Administrator”), custodian (“Custodian”), fund accountant (“Fund Accountant”), transfer agent (“Transfer Agent”), dividend disbursing agent (“Dividend Disbursing Agent”) and may have a securities lending agent (“Securities Lending Agent”) of Portfolio Holdings. The performance of the duties and obligations of each of these service providers will be conducted in accordance with the provisions of the Act and the rules thereunder. The Trust and the Securities Lending Agent will comply with guidelines of the Commission staff regarding the lending of portfolio securities of an open-end investment company. As discussed below, subject to the approval of the Board, the Adviser, a Sub-Adviser or an affiliate of the Adviser and/or Sub-Advisers may provide administration, custody, fund accounting, transfer agency, dividend disbursement and securities lending services to the Funds.

F.                                     Underlying Indexes and Licensing Arrangements

The Initial Fund is, and any Future Fund will be, entitled to use their Underlying Indexes pursuant to either a licensing agreement with the entity that compiles, creates, sponsors or maintains an Underlying Index (each an “Index Provider”) or a sub-licensing arrangement(10) with the applicable Adviser, which will have a licensing agreement with such Index Provider. Except with respect to the Self-Indexing Funds, no Index Provider is or will be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, of the Adviser, of any Sub-Adviser to or promoter of a Fund, or of the Distributor. The licenses for the Self-Indexing Funds will specifically state that the Affiliated Index Provider (or in case of a sub-licensing agreement, the applicable Adviser) must provide the use of the Affiliated Indexes and related intellectual property at no cost to the Trust and the Self-Indexing Funds.

G.                                   Special Considerations Applicable to Self-Indexing Funds

In the case of Self-Indexing Funds, an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, of the Adviser, of any Sub-Adviser to or promoter of a Fund, or of the Distributor (the “Affiliated Index Provider”) will create a proprietary, rules based methodology described below

(10)  The Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of component securities, the inclusion or exclusion of specific component securities, or methodology for the calculation or the return of component securities, in advance of a public announcement of such changes by the Index Provider.

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(“Rules Based Process”) to create Underlying Indexes (each an “Affiliated Index” and collectively the “Affiliated Indexes”).(11)

For the reasons discussed herein, the portfolios of the Self-Indexing Funds, or their respective Master Funds, will be fully “transparent,” meaning that each Self-Indexing Fund will post on its website (“Website”) on each day that the NYSE, the relevant Listing Exchange and the Trust are open for business and includes any day that a Self-Indexing Fund is required to be open under Section 22(e) of the Act (a “Business Day”), before commencement of trading of Shares on the Exchange, the identities and quantities of the Portfolio Holdings that will form the basis for the Self-Indexing Fund’s calculation of NAV at the end of the Business Day.(12)

Applicants believe that each Self-Indexing Fund’s investment strategy of tracking its Underlying Index is substantially similar to the relief previously granted to the Prior Self-Indexing ETFs, except, rather than adopting Policies and Procedures (as defined below) as in the Prior Self- Indexing Orders, the Self-Indexing Funds’ portfolios will be fully transparent, as discussed below.

Applicants recognize that Self-Indexing Funds could raise concerns regarding the potential ability of an affiliated person to manipulate the Underlying Index to the benefit or detriment of the Self-Indexing Fund. Applicants further recognize the potential for conflicts that may arise with respect to the personal trading activity of personnel of the affiliated person who may have access to or knowledge of changes to an Underlying Index’s composition methodology or the constituent securities in an Underlying Index prior to the time that information is publicly disseminated. In order to address these potential conflicts of interest, the Prior Self-Indexing Orders established a framework that required: (i) transparency of the Underlying Indexes; (ii) the adoption of policies and procedures not otherwise required under the Act or the rules under the Act designed to mitigate such conflicts of interest; (iii) limitations on the ability to change the rules for index compilation and the component securities of the index; (iv) that the index provider enter into an agreement with an unaffiliated third party to act as “Calculation Agent”; and (v) certain limitations designed to separate employees of the index provider, adviser and Calculation Agent (clauses (ii) through (v) are hereinafter referred to as “Policies and Procedures”).

Instead of adopting the same or similar Policies and Procedures, Applicants propose to fully disclose the Portfolio Holdings of each Self- Indexing Fund, and its respective Master Fund to address the potential conflicts of interest noted above. For the reasons set forth below, Applicants believe that requiring Self-Indexing Funds, and their respective Master Funds, to maintain full portfolio transparency will provide an effective alternative mechanism for addressing any such potential conflicts of interest.

The framework set forth in the Prior Self-Indexing Orders discussed above was established before the Commission approved a framework to allow actively managed ETFs to operate. Subsequently, however, the Commission

(11)  The Affiliated Indexes may be made available to registered investment companies, as well as separately managed accounts of institutional investors and privately offered funds that are not deemed to be “investment companies” in reliance on Section 3(c) (1) or 3(c) (7) of the Act for which the Adviser acts as adviser and/or sub-adviser (“Affiliated Accounts”) as well as other such registered investment companies, separately managed accounts and privately offered funds for which it does not act either as adviser and/or sub-adviser (“Unaffiliated Accounts”). The Affiliated Accounts and the Unaffiliated Accounts (collectively referred to herein as “Accounts”), like the Funds, would seek to track the performance of one or more Underlying Index(es) by investing in the constituents of such index(es) or a representative sample of such constituents of the index. Consistent with the relief requested from Section 17(a) below, the Affiliated Accounts will not engage in Creation Unit transactions with a Fund.

(12)  Under accounting procedures followed by each Fund, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (T+1). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

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began issuing exemptive relief to allow the offering of actively- managed ETFs.(13) Unlike conventional passively-managed ETFs, actively-managed ETFs do not seek to replicate the performance of a specified index and seek to achieve their investment objectives by using an “active” management strategy to invest in portfolio securities. Notably, the structure of actively managed ETFs presents potential conflicts of interest that are the same as, or more acute than, those presented by Self- Indexing Funds: the portfolio managers of an actively managed ETF by definition have advance knowledge of pending portfolio changes. However, rather than requiring Policies and Procedures similar to those required under the Prior Self-Indexing Orders, the Commission instead determined that for actively managed ETFs, any conflicts of interest could be addressed appropriately through full portfolio transparency (i.e., requiring each actively managed ETF to post on its website on each Business Day, before commencement of trading of shares on the Exchange, the identities and quantities of the portfolio securities and other assets held by the actively managed ETF that will form the basis for such ETF’s calculation of NAV at the end of the Business Day). Accordingly, each such Prior Active ETF Order required full portfolio transparency as a condition of the relief granted therein.(14)

In addition, Applicants do not believe the potential for conflicts of interest raised by an Adviser’s use of the Underlying Indexes in connection with the management of the Self -Indexing Funds, their respective Master Funds, and the Affiliated Accounts will be substantially different from the potential conflicts presented by an adviser managing two or more registered funds. More specifically, Applicants do not believe the potential for conflicts presented by an Adviser’s use of the Underlying Indexes in connection with the management of the Funds and the Affiliated Accounts is substantially different from the potential for conflicts presented by the side by side management of ETFs that track the performance of an index that also serves as the benchmark for a traditional mutual fund or unregistered account managed by the same adviser. Both the Act and the Advisers Act contain various protections to address conflicts of interest where an adviser is managing two or more registered funds and these protections will also help address these conflicts with respect to the Self-Indexing Funds.(15) Therefore, Applicants do not believe their request for Relief presents any novel legal issues that are materially different from those the Commission has already considered.

In light of the foregoing, Applicants believe it is appropriate to allow the Self-Indexing Funds and their respective Master Funds to be fully transparent in lieu of Policies and Procedures from the Prior Self-Indexing Orders discussed above. Applicants assert that each Self-Indexing Fund’s Portfolio Holdings will be as transparent as the portfolio holdings of existing actively managed ETFs (i.e., those relying on the Prior Active ETF Orders), and that each Self-Indexing Fund will provide the same level of transparency with respect to its Underlying Index as the underlying indexes of existing ETFs which track indexes provided by unaffiliated parties. Applicants also assert that, notwithstanding the fact that the Self- Indexing Funds’ Underlying Indexes will not be formally required to maintain the full transparency that was required under the Prior Self-Indexing Orders, such Underlying Indexes will nonetheless maintain a level of public

(13)  See, e.g., In the Matter of Huntington Asset Advisors, Inc., et al., Investment Company Act Release Nos. 30032 (April 10, 2012) (notice) and 30061 (May 8, 2012) (order) (“Huntington Order”); In the Matter of Russell Investment Management Co., et al., Investment Company Act Release Nos. 29655 (April 20, 2011) (notice) and 29671 (May 16, 2011) (order); In the Matter of Eaton Vance Management, et al., Investment Company Act Release Nos. 29591 (March 11, 2011) (notice) and 29620 (March 30, 2011) (order); In the Matter of iShares Trust, et al., Investment Company Act Release Nos. 29543 (Dec. 27, 2010) (notice) and 29571 (Jan. 24, 2011) (order); In the Matter of AdvisorShares Investments, LLC and AdvisorShares Trust, Investment Company Act Release Nos. 29264 (May 6, 2010) (notice) and 29291 (May 28, 2010) (order); and In the Matter of Claymore Exchange-Traded Fund Trust 3, Claymore Securities, Inc. and Claymore Advisors, LLC, Investment Company Act Release Nos. 29256 (April 23, 2010) (notice) and 29271 (May 18, 2010) (order) (collectively, the “Prior Active ETF Orders”).

(14)  See, e.g., Huntington Order, supra note 133, at Representation 14 and Condition 4.

(15)  See, e.g., Rule 17j-1 under the Act and Section 204A under the Advisers Act and Rules 204A-1 and 206(4)-7 under the Advisers Act, the requirements of which with respect to the Adviser and any Sub-Adviser are discussed below.

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disclosure regarding components, weightings, additions and deletions (including prior announcements of any changes thereto) which will be similar to that of other underlying indexes used by other ETFs.(16)

In addition, each Adviser and any Sub-Adviser has adopted or will adopt, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. These include policies and procedures designed to minimize potential conflicts of interest among the Self-Indexing Funds, their respective Master Funds, and the Affiliated Accounts, such as cross trading policies, as well as those designed to ensure the equitable allocation of portfolio transactions and brokerage commissions.(17)  In addition, the Initial Adviser has adopted policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser or associated person (“Inside Information Policy”). Any other Adviser and/or Sub-Adviser will be required to adopt and maintain a similar Inside Information Policy. In accordance with the Code of Ethics (discussed below) and Inside Information Policy of each Adviser and Sub-Advisers, personnel of those entities with knowledge about the composition of a Portfolio Deposit will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public. The Trust will execute confidentiality agreements with any of its service providers who are provided information on the Portfolio Deposit. The structure of the Self-Indexing Funds, as well as those of the Affiliated Accounts, as index funds, minimizes the potential for conflicts as the investment strategies of each Self-Indexing Fund and the Affiliated Accounts will be constrained by its objective to track the performance of its Underlying Index (before fees and expenses).

The portfolio managers responsible for day-to-day portfolio management of the Self-Indexing Funds, their respective Master Funds and Affiliated Accounts will be employees of an Adviser or a Sub-Adviser. The personnel responsible for overseeing the activities of any Sub-Adviser in connection with the management of the Self-Indexing Funds and Affiliated Accounts will be employees of the Adviser. The Initial Adviser has also adopted (and any other Adviser has adopted or will adopt) a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (“Code of Ethics”). Any Sub-Adviser will be required to confirm to the applicable Adviser and Trust that it has adopted policies and procedures to monitor and restrict securities trading by certain employees. Also, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and to provide the Trust with the certification required by Rule 17j-1 under the Act. Neither any Adviser nor any Sub-Adviser will receive incentive fees for outperforming the Underlying Index of any Self- Indexing Fund. In fact, any material outperformance or underperformance would be viewed negatively by investors of such investments.

(16)  The Self-Indexing Funds’ full portfolio transparency will also typically result in full transparency of a Self-Indexing Fund’s Underlying Index by virtue of a Self-Indexing Fund’s replication of its Underlying Index. While a Self-Indexing Fund which uses a representative sampling approach to track its Underlying Index may not thus provide full transparency of its Underlying Index and accordingly may give rise to conflicts of interest to the extent that an Adviser or Sub-Adviser has discretion to designate the securities to be included in the Portfolio Deposit (defined below), Applicants believe any such conflicts are appropriately addressed by the existing protections against conflicts of interests that are provided for in the Prior Active ETF Orders, the Act and the Advisers Act, as discussed herein. Applicants further note that even such Self-Indexing Funds that use representative sampling to track their Underlying Indexes will provide the same amount of transparency with respect to their Underlying Indexes as is currently required with respect to Prior Index-Based ETFs in that their Deposit Instruments and Redemption Instruments are required to correspond pro rata to the positions of the Fund’s portfolio, subject to limited exceptions. See Section II.K.2, infra.

(17)  If the requested Order is granted, the Adviser will include under Item 10.C. of Part 2 of its Form ADV a discussion of its relationship to any Affiliated Index Provider and any material conflicts of interest resulting therefrom, regardless of whether the Affiliated Index Provider is a type of affiliate specified in Item 10.

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To the extent the Self-Indexing Funds or their respective Master Funds transact with an affiliated person of an Adviser or Sub-Adviser, such transactions will comply with the Act, the rules thereunder and the terms and conditions of the Order. Each Self-Indexing Fund’s Board will periodically review the Self-Indexing Fund’s use of an Affiliated Index Provider. Subject to the approval of the Self-Indexing Funds’ Board, the Adviser, affiliated persons of an Adviser (“Adviser Affiliates”) and those of any Sub-Adviser (“Sub-Adviser Affiliates”) may be authorized to provide custody, fund accounting and administration and transfer agency services to the Self-Indexing Funds. Any services provided by an Adviser, Adviser Affiliates, Sub-Adviser and Sub-Adviser Affiliates will be performed in accordance with the provisions of the Act, the rules under the Act and any relevant guidelines from the staff of the Commission.

H.                                   Capital Structure and Voting Rights; Book-Entry

Shareholders of a Fund will have one vote per Share or per dollar with respect to matters regarding the Fund for which a shareholder vote is required consistent with the requirements of the Act, the rules promulgated thereunder and state law applicable to Delaware statutory trusts.

Shares will be registered in book-entry form only. The Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (the “Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of the Depository or the Depository participants (the “DTC Participants”). Beneficial Owners of Shares will exercise their rights in such securities indirectly through the Depository and DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the Depository and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to its Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of the Depository and DTC Participants.

I.                                        Investment Objectives and Policies

1.              General

The investment objective of each Fund will be to provide investment results that closely correspond, before fees and expenses, to the performance of its Underlying Index.  In seeking to achieve the investment objective of a Fund, the applicable Adviser and/or Sub-Adviser will utilize the indexing investment approaches described below. A Feeder Fund will pursue its investment objective by investing in a Master Fund with an identical investment objective. Applicants have designed this “master-feeder” structure because it is anticipated that, in addition to the Funds, other feeder funds will be created in the future and hold shares of each respective Master Fund. Such other feeder funds could be traditional mutual funds, the shares of which would be individually redeemable, other ETFs or other pooled investment vehicles. Creating an exchange-traded feeder fund may be preferable to creating entirely new series for several reasons. First, creating separate funds would create additional overhead costs. Also, assets held in other feeder funds, through increased assets in the Master Fund, should provide economies of scale for the Feeder Funds.(18)  While certain costs may be higher in a master-feeder structure and there may possibly be lower tax efficiencies for the Feeder Funds, the Feeder Funds’ Board will consider any such potential disadvantages against the benefits of economies of scale and other benefits of operating within a master-feeder structure. Each Fund, or its respective Master Fund, will consist of a portfolio of securities, and other assets and positions.

(18)  In a master-feeder structure, the Master Fund, rather than the Feeder Fund, would invest its portfolio in compliance with the order. There would be no ability by Fund shareholders to exchange shares of Feeder Funds for shares of another feeder series of the Master Fund.

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Each Fund, or its respective Master Fund, will invest at least 80% of its assets, exclusive of collateral held from securities lending, in Component Securities of its respective Underlying Index, or in the case of Fixed Income Funds, in the Component Securities of its respective Underlying Index and TBA Transactions (as defined below) representing Component Securities, and in the case of Foreign Funds, in Component Securities and depositary receipts representing foreign securities such as American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) (“Depositary Receipts”) representing such Component Securities (or, in the case of Foreign Funds tracking Underlying Indexes for which Depositary Receipts are themselves Component Securities, underlying stocks in respect of such Depositary Receipts). Any Depositary Receipts held by a Foreign Fund, or its respective Master Fund, will be negotiable securities that represent ownership of a non-U.S. company’s publicly traded stock. Applicants believe that, in certain cases, holding one or more Depositary Receipts rather than the Component Securities of the relevant Foreign Index, will improve the liquidity, tradability and settlement of a Foreign Fund’s, or its respective Master Fund’s, then current Portfolio Deposit (as defined below) (thereby improving the efficiency of the creation and redemption process and facilitating efficient arbitrage activity), while at the same time permitting a Foreign Fund, or its respective Master Fund, to maintain direct exposure to Component Securities of its Foreign Index.

Each Fund, or its respective Master Fund, may also invest up to 20% (“20% Asset Basket”) of its assets in certain index futures, options, options on index futures, swap contracts or other derivatives (“Financial Instruments”), as related to its respective Underlying Index and its Component Securities, cash and cash equivalents, other investment companies, as well as in securities and other instruments not included in its Underlying Index but which the Adviser believes will help the Fund , or its respective Master Fund, track its Underlying Index. A Fund may also engage in short sales in accordance with its investment objective.(19)  A Fund, or its respective Master Fund, will utilize either a “replication strategy” or “representative sampling” as described below. A Fund, or its respective Master Fund, using a “replication strategy” will invest in the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. A Fund, or its respective Master Fund, utilizing representative sampling will hold some, but not necessarily all of the Component Securities of its Underlying Index. From time to time, adjustments will be made in the portfolio of each Fund, or its respective Master Fund, in accordance with changes in the composition of the Underlying Index or (if applicable) to maintain RIC compliance (see the discussion below in subsection 2). Applicants expect that the returns of each Fund will have an annual tracking error of less than 5% relative to its Underlying Index.

A Fund, or its respective Master Fund, may utilize a representative sampling strategy with respect to its Underlying Index when a replication strategy might be detrimental to its Beneficial Owners, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow its Underlying Index which contains Component Securities too numerous to efficiently purchase or sell; or, in certain instances, when a Component Security becomes temporarily illiquid, unavailable or less liquid. A Fund, or its respective Master Fund, using representative sampling will invest in what it believes to be a representative sample of the Component Securities in the Underlying Index, which will be selected by the applicable Adviser and/or Sub-Adviser utilizing quantitative analytical procedures described below. Under the representative sampling technique, each security is selected for inclusion in a Fund, or its respective Master Fund, through the applicable Adviser’s or the Sub-Adviser’s application of quantitative analytical procedures to give the Fund’s, or its respective Master Fund’s, portfolio an investment profile similar to that of its Underlying Index. Securities are selected for inclusion in a Fund, or its respective Master Fund, following a representative sampling strategy to have aggregate investment characteristics (such as market capitalization and industry

(19)  Future Funds may seek to track Underlying Indexes constructed using 130/30 investment strategies (“130/30 Funds”) or other long/short investment strategies (“Long/Short Funds”). Each Long/Short Fund will establish (i) exposures equal to approximately 100% of the long positions specified by the Long/Short Index (as defined below) and (ii) exposures equal to approximately 100% of the short positions specified by the Long/Short Index. Each 130/30 Fund will include strategies that: (i) establish long positions in securities so that total long exposure represents approximately 130% of a Fund’s net assets; and (ii) simultaneously establish short positions in other securities so that total short exposure represents approximately 30% of such Fund’s net assets.

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weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Fund’s Underlying Index taken in its entirety. If the representative sampling technique is used, a Fund will not be expected to track the performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invested in every Component Security of the Underlying Index with the same weighting as the Underlying Index. The applicable Adviser and/or Sub-Adviser may also use representative sampling to exclude less liquid Component Securities contained in the Underlying Index from a Fund’s, or its respective Master Fund’s, portfolio in order to create a more tradable portfolio and improve arbitrage opportunities. Finally, the Fund, or its respective Master Fund, may realize savings in transaction costs or other efficiencies by gaining exposure to the return of an Underlying Index through the use of securities or instruments in its 20% Asset Basket.

2.              Securities in Fund’s 20% Asset Basket Not Included in its Underlying Index

As discussed above in subsection 1, a Fund, or its respective Master Fund, may hold, as part of its 20% Asset Basket, securities and other financial instruments not included in its Underlying Index, but which the Fund’s Adviser and/or Sub-Adviser believes will help the Fund track the performance of its Underlying Index. The following examples illustrate the circumstances in which a Fund, or its respective Master Fund, would hold Portfolio Holdings that are not Component Securities of its Underlying Index. First, in order to reflect various corporate actions (such as mergers) and other changes in the Fund’s Underlying Index (such as reconstitutions), a Fund, or its respective Master Fund, may accept as Deposit Instruments (defined below), securities that are publicly announced as additions to the Underlying Index prior to their actual date of inclusion in such Underlying Index. Second, a Fund, or its respective Master Fund, may hold Portfolio Holdings that have recently been deleted from the Underlying Index due to various corporate actions and reconstitutions. Third, a Fund, or its respective Master Fund, may invest in securities that are not Component Securities of its Underlying Index when necessary to meet RIC diversification requirements (if applicable). For example, if an issuer represents a percentage of the Underlying Index that is in excess of the RIC single issuer limits, the applicable Adviser and/or Sub-Adviser may invest in securities that are not Component Securities of its Underlying Index, but which the applicable Adviser and/or Sub-Adviser believes have performance characteristics of the securities of that large issuer. In such cases, the securities will be securities in the relevant region, country, industry, market, market segment or market sector tracked by its Underlying Index.

3.              Depositary Receipts

The Funds, or their respective Master Funds, may invest in Depositary Receipts representing foreign securities in which they seek to invest. Depositary Receipts are typically issued by a financial institution (“Depositary”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the depositary bank.(20)   A Fund, or its respective Master Fund, will not invest in any Depositary Receipts that an Adviser or any Sub-Adviser deems to be illiquid or for which pricing information is not readily available.

(20)  With respect to ADRs, the depository is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. The Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depository may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated person of a Fund, the Adviser or a Sub-Adviser will serve as the depositary bank for any Depositary Receipts held by a Fund.

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4.              Long/Short Funds

Underlying Indexes that include both long and short positions in securities are referred to as “Long/Short Indexes.” The Long/Short Indexes will employ a rules-based approach to determine the Component Securities, and the weightings of the Component Securities, in the long portion and the short portion of the Long/Short Index. The Long/Short Indexes will have a well-developed, specified methodology, and have fully transparent Component Securities and weightings. Each Long/Short Index will be a Domestic Index, Foreign Index or combination thereof.

Each Long/Short Fund will establish (i) exposures equal to approximately 100% of the long positions specified by the Long/Short Index and (ii) exposures equal to approximately 100% of the short positions specified by the Long/Short Index. The net investment exposure of each of the Long/Short Funds, or its respective Master Fund, will equal its net assets.

With respect to a Long/Short Fund’s long position, each Fund, or its respective Master Fund, expects to hold long positions in Component Securities from the long portion of the Long/Short Index. With respect to a Long/Short Fund’s short position, each Fund, or its respective Master Fund, expects to hold short positions in Component Securities from the short portion (“Short Positions”) of the Long/Short Index. Each Long/Short Fund, or its respective Master Fund, will invest at least 80% of its total assets in the Component Securities (including Depositary Receipts and TBA Transactions (as defined below)), including Short Positions, of the Long/Short Index.(21)  The remainder of each Long/Short Fund’s, or its respective Master Fund’s, assets will be its 20% Asset Basket and may be invested as described above. To the extent required by Section 18(f) of the Act, Portfolio Holdings and cash in a Long/Short Fund’s portfolio would be segregated to cover Short Positions and Financial Instruments in the portfolio.(22)

5.              130/30 Funds

Underlying Indexes that use a 130/30 investment strategy are referred to as “130/30 Indexes.” The 130/30 Indexes will employ a rules-based approach to determine the Component Securities, and the weightings of the Component Securities, in the long portion and the short portion of the index. The 130/30 Indexes will have a well-developed, specified methodology and have fully transparent Component Securities and weightings. Each 130/30 Index will be a Domestic Index or Foreign Index or combination thereof.

Each 130/30 Fund, or its respective Master Fund, will establish (i) exposures to long positions in Component Securities equal in value to approximately 130% of total net assets and (ii) exposures to short positions in Component Securities equal in value to approximately 30% of total net assets, as specified by the underlying 130/30 Index. The net investment exposure of each of the 130/30 Funds will equal its net assets. With respect to a 130/30 Fund’s, or its respective Master Fund’s, long position, each Fund, or its respective Master Fund, expects to hold long positions in Component Securities from the long portion of the 130/30 Index. With respect to a 130/30 Fund’s, or its respective Master Fund’s, short position, each Fund, or its respective Master Fund, expects to hold Short Positions.

(21)  For purposes of this calculation, cash proceeds received from short sales are not included in total assets.

(22)  See Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979). See also Robertson Stephens Investment Trust (pub. avail. Jan. 25, 1994) and Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996).

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Each Domestic 130/30 Fund, or its respective Master Fund, will hold at least 80% of its total assets in Component Securities that are specified for the long positions and short positions in its underlying Domestic 130/30 Index.(23)  By way of example, assuming total assets equal $100, the Domestic 130/30 Fund, or its respective Master Fund, would take at least $80 (i.e., 80%) and invest it directly in Component Securities specified as the long positions of its underlying Domestic 130/30 Index. The Domestic 130/30 Fund, or its respective Master Fund, would then establish Short Positions in short positions dictated by the Domestic 130/30 Index. In connection with the establishment of the Short Positions, the Domestic 130/30 Fund, or its respective Master Fund, would obtain $30 in cash, which it would expect to invest in additional Component Securities specified as long positions by its Domestic 130/30 Index. It would then invest the remainder of its assets (i.e., $20) in Component Securities, non-Component Securities, or securities or instruments in its 20% Asset Basket, as deemed appropriate by the applicable Adviser to track the Domestic 130/30 Index. To the extent required by Section 18(f) of the Act, Portfolio Holdings and cash in a 130/30 Fund’s, or its respective Master Fund’s, portfolio would be segregated to cover Short Positions and Financial Instruments in the portfolio.

Foreign 130/30 Funds, or their respective Master Funds, will invest at least 80% of their total assets in Component Securities that are specified for the long positions and short positions in their Foreign 130/30 Indexes or Depositary Receipts representing Component Securities that are specified for the long and short positions in their Foreign 130/30 Indexes. Fixed Income 130/30 Funds, or their respective Master Funds, will invest at least 80% of their total assets in Component Securities that are specified for the long positions and short positions in their Fixed Income 130/30 Indexes or TBA Transactions (as defined below) representing Component Securities that are specified for the long positions and short positions in their Fixed Income 130/30 Indexes.

The Long/Short Funds’ and 130/30 Funds’ holdings of Short Positions and Financial Instruments, along with Portfolio Deposit information, will be provided in the full portfolio holdings disclosure, which will be on each Long/Short and 130/30 Fund’s Website. Given the Website disclosures, anyone will be able to know in real time the intraday value of the Long/Short and 130/30 Funds. With respect to Long/Short and 130/30 Funds, the investment characteristics of any Short Positions used to achieve short and long exposures will be described in sufficient detail for market participants to understand the principal investment strategies of the Long/Short and 130/30 Funds and to permit informed trading of their Shares.

J.                                      Exchange Listing

The Trust will submit an application to list the Shares on an Exchange. The Distributor will serve as principal underwriter only of the Creation Units of Shares and will not maintain a secondary market in Shares. It is expected that one or more Exchange member firms will be designated by the Listing Exchange to act as Market Makers in Shares. Shares of each Fund will be traded on an Exchange in a manner similar to that of other ETFs.

As long as each Fund operates in reliance on the requested Order, Shares will be listed on a Listing Exchange. Shares may also be cross-listed on one or more foreign securities markets.

(23)   Applicants use the following naming convention throughout the Application: a Domestic Index that is a 130/30 Index is referred to as a “Domestic 130/30 Index” and a Fund that seeks to track a Domestic 130/30 Index is referred to as a “Domestic 130/30 Fund.” This same naming convention is applied to Long/Short Funds and therefore a Foreign Index that is a Long/Short Index is referred to as a “Foreign Long/Short Index,” and a Fund that seeks to track a Foreign Long/Short Index is referred to as a “Foreign Long/Short Fund,” etc.

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K.                                   Sales of Shares

1.              General

The Trust will be structured in a manner similar to all ETFs currently trading in the United States and therefore will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern Time (“ET”)) (“Closing Time”) on each day that the NYSE is open. Each Fund will sell and redeem Creation Units only on a Business Day.

2.              Purchase and Redemption of Creation Units

In order to keep costs low and, potentially, permit closer tracking of each Fund’s Underlying Index, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).(24)

On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, unless the Fund is Rebalancing (as defined below). In addition, the Deposit Instruments and the Redemption Instruments will each correspond pro rata to the positions in the Fund’s portfolio (including cash positions),(25)  except:

(a)                                 in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b)                                 for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradable round lots;(26)

(c)                                  TBA Transactions (as defined below), short positions, derivatives and other positions that cannot be transferred in kind(27)  will be excluded from the Deposit Instruments and the Redemption Instruments;(28)

(d)                                 to the extent the Fund determines, on a given Business Day, to use a representative sampling of the Fund’s portfolio;(29)  or

(24)  The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

(25)   The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for that Business Day.

(26)   A tradable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

(27)  This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

(28)  Because these instruments will be excluded from the Deposit Instruments and the Redemption Instruments, their value will be reflected in the determination of the Cash Amount (defined below).

(29)  A Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Fund’s portfolio; (ii) consists entirely of instruments that are already included in the Fund’s portfolio; and (iii) is the same for all Authorized Participants on a given Business Day.

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(e)                                  for temporary periods, to effect changes in the Fund’s portfolio as a result of the rebalancing of its Underlying Index (any such change, a “Rebalancing”).

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Deposit Instruments or Redemption Instruments exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”). A difference may occur where the market value of the Deposit Instruments or Redemption Instruments, as applicable, changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (e) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

(a)                                 to the extent there is a Cash Amount, as described above;

(b)                                 if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c)                                  if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;(30)

(d)                                 if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC or DTC; or (ii) in the case of Foreign Funds holding non-U.S. investments, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e)                                  if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Foreign Fund holding non-U.S. investments would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.(31)

Each Business Day, before the open of trading on the Listing Exchange, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Deposit Instruments and the Redemption

(30)   In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

(31)  A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

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Instruments, as well as the estimated Cash Amount (if any), for that day.(32)  The list of Deposit Instruments and Redemption Instruments will apply until a new list is announced on the following Business Day, and there will be no intra-day changes to the list except to correct errors in the published list.

A “to-be-announced transaction” or “TBA Transaction” is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to settlement date.

3.              Transaction Fees

Transaction expenses, including operational processing and brokerage costs, will be incurred by a Fund when investors purchase or redeem Creation Units “in-kind” and such costs have the potential to dilute the interests of the Fund’s existing shareholders.(33)  Hence, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions of Creation Units. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. Where a Fund permits an “in-kind” purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Instruments, the purchaser may be assessed a higher Transaction Fee on the cash in lieu portion of its investment to cover the cost of purchasing such Deposit Instruments, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Instruments. The amounts of such Transaction Fees will be determined separately for each Fund. The amount of the maximum Transaction Fee for each Fund will be set separately as discussed above. Variations in the Transaction Fee may be imposed from time to time. Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the relevant Deposit Instruments and Redemption Instruments of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

4.              Purchase of Creation Units; General

All orders to purchase Shares of a Fund in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission, or (2) a Participant in DTC, which, in either case, has signed a “Participant Agreement” with the Distributor. An Authorized Participant is not required to be a member of an Exchange. The Distributor will be responsible for transmitting the orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form. Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Instruments and Cash Amount (if any), the Distributor will instruct the applicable Fund to initiate “delivery” of the appropriate number of Shares of the applicable Fund to the book-entry account specified by the entity placing the order. The Distributor also will

(32)  If the Fund is Rebalancing, it may need to announce two estimated Cash Amounts for that day, one for deposits and one for redemptions. The instruments and cash that the purchaser is required to deliver in exchange for the Creation Units it is purchasing, as described in Section II.K.2, is referred to as the “Portfolio Deposit.”

(33)  In a master-feeder structure, the Transaction Fees would be paid indirectly to the Master Fund. Applicants are not requesting relief from Section 18 of the Act. A Master Fund may charge a Transaction Fee, in part, to recoup expenses attributable to the in-kind exchange of specified Deposit Instruments (or Redemption Instruments) for Creation Units.  A Transaction Fee for that purpose would not be relevant to certain types of Master Fund investors, such as a traditional mutual fund.  A Master Fund may charge a Transaction Fee to recoup expenses attributable to the purchase or redemption of large amounts of its shares in whole or in part for cash.  The Master Fund’s Board will adopt policies and procedures describing when transactions will be considered equivalent or not equivalent across Master Fund investors for this purpose.

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be responsible for delivering the Fund’s Prospectus to those persons purchasing Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares.

5.              Payment Requirements for Creation Units

Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payment for Creation Units of Shares of any Domestic Equity Fund placed through the Distributor must either: (1) initiate instructions pertaining to Portfolio Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the “NSCC Clearing Process”) or (2) deposit Portfolio Deposits with the Fund “outside” the NSCC Clearing Process through the facilities of DTC (“DTC Facilities”).

6.              Placement and Acceptance of Creation Unit Purchase Orders

All orders to purchase Creation Units, whether through the NSCC Clearing Process, or “outside” the NSCC Clearing Process through DTC Facilities or otherwise, must be received by the Distributor no later than the order cut-off time designated as such in the Participant Agreement (“Order Cut-Off Time”) on the relevant Business Day, in each case on the date such order is placed (“Transmittal Date”) in order for creation of Creation Units to be effected based on the NAV per Share of the relevant Funds as determined on such date. In the case of custom orders, the order must be received by the Distributor, no later than 3:00 p.m. ET.

The NSCC Clearing Process is not currently available for purchases (or redemptions) of Foreign Funds (except for those Funds holding portfolios exclusively comprised of ADRs). Accordingly, Authorized Participants making payment for orders of Creation Units of Shares of Foreign Funds must have international trading capabilities and must effect such transactions “outside” the NSCC Clearing Process. Once the Fund’s custodian has been notified of an order to purchase, it will provide such information to the relevant sub-custodian(s) of each such Foreign Fund.

The Fund’s custodian shall cause the sub-custodian(s) of each such Foreign Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the Portfolio Deposit. Deposit Instruments must be maintained by the applicable local sub-custodian(s). Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor, as principal underwriter, from an Authorized Participant on its own or another investor’s behalf by the Closing Time on the date such request is submitted.

Except as described below, the Shares and Deposit Instruments of Fixed Income Funds will clear and settle in the same manner as the Shares and Deposit Instruments of Equity Funds. Because fixed income securities currently do not transfer through the NSCC Clearing Process, the NSCC Clearing Process is not currently available for ETFs that invest in fixed income securities. Therefore, transactions must be effected “outside” the NSCC Clearing Process. Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non U.S. market. The Shares will settle through DTC. The Custodian will monitor the movement of the underlying Deposit Instruments or cash and will instruct the movement of Shares only upon validation that such securities or cash have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments or cash and, except as discussed below with respect to Portfolio Holdings traded in foreign markets, will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the

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Trust on behalf of each Fixed Income Fund.(34)   Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares of the Fixed Income Funds. Each Fund may recoup the settlement costs charged by NSCC and DTC by imposing Transaction Fees on investors purchasing or redeeming Creation Units.

Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than the Closing Time on the Transmittal Date, and (ii) arrangements satisfactory to the applicable Fund are in place for payment of the Cash Amount and any other cash amounts which may be due, the applicable Fund will accept the order, subject to its right (and the right of the Distributor, the Adviser and the Sub-Adviser) to reject any order not submitted in proper form.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Fund of the Deposit Instruments and the payment of the Cash Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Instruments as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to use such collateral to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral.

7.              Rejection of Creation Unit Purchase Orders

As noted above, the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it by the Distributor if:

(i)                                     the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(ii)                                  the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund no longer to meet RIC status under the Code for federal tax purposes;

(iii)                               the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

(iv)                              the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, the Adviser and/or Sub-Advisers, have an adverse effect on the Fund or on the rights of the Fund’s Beneficial Owners; or

(34)  Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Holdings through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

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(v)                                 there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, any Sub-Adviser, the Transfer Agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

L.                                     Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of each Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Portfolio Holdings held by such Fund, or its respective Master Fund. In addition, Shares are available for purchase or sale on an intraday basis on an Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of such Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund.

Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Instruments and the estimated Cash Amount, will be features of each Fund particularly attractive to certain types of investors. Applicants intend to emphasize these features in the marketing of Shares.

M.                                 Redemption

Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the applicable Fund. Redemption requests must be placed by or through an Authorized Participant. Creation Units will be redeemable at their NAV per Creation Unit next determined after receipt of a request for redemption by the applicable Fund.

Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act, except as may be permitted under the relief requested herein in connection with Foreign Funds (see Section IV.A.4).

Redemption of Shares in Creation Units will be subject to a Transaction Fee imposed in the same amount and manner as the Transaction Fee incurred in purchasing such Shares. Redemption of Shares may be made either through the NSCC Clearing Process (with respect to Domestic Funds only) or “outside” the NSCC Clearing Process through DTC Facilities or otherwise (with respect to Fixed Income Funds or Foreign Funds).(35)  As discussed herein, a redeeming investor will pay a Transaction Fee to offset the Fund’s trading costs, operational processing costs, brokerage commissions and other similar costs incurred in transferring the Portfolio Holdings from its account to the account of the redeeming investor.  An entity redeeming Shares in Creation Units “outside” the NSCC Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Clearing Process. A redeeming investor receiving cash in lieu of one or more Portfolio Holdings may also be assessed a higher Transaction Fee on the cash in lieu portion to cover the costs of selling such securities, including all the costs listed

(35)  Feeder Funds will redeem shares from the appropriate Master Fund and then deliver to the redeeming shareholder the applicable redemption payment.

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above plus all or part of the spread between the expected bid and offer side of the market relating to such Portfolio Holdings. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor, on behalf of the Fund, by the closing time of the regular trading session on the Exchange on the date such redemption request is submitted, the Distributor will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the relevant Fund to use such collateral to purchase the missing Shares or acquire the Deposit Instruments and the Cash Amount underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund, or its respective Master Fund, of acquiring such Shares, Deposit Instruments or Cash Amount and the value of the collateral.

A redemption request “outside” the NSCC Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Fund (currently expected to be 4:00 p.m. ET), and (ii) arrangements satisfactory to the Fund are in place for the Authorized Participant to transfer or cause to be transferred to the Fund the Creation Unit of such Fund being redeemed through the book-entry system of the Depository on or before contractual settlement of the redemption request.

In the case of Shares of Foreign Funds, upon redemption of Creation Units and taking delivery of the Redemption Instruments into the securities account of the redeeming shareholder or an Authorized Participant acting on behalf of such investor, such person must maintain appropriate custody arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of such Redemption Instruments are customarily traded.

N.                                    Dividend Reinvestment Service

No Fund will make DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual brokers may make a dividend reinvestment service available to their clients.

O.                                    Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of any Fund are contemplated. As indicated above in Section II.M. “Redemption,” each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Shares in Creation Units. Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. Each Fund is authorized to implement a plan under Rule 12b-1 of the Act of up to 25 basis points, calculated on the average daily NAV of each Fund.

P.                                      Shareholder Reports

Each Fund will furnish to DTC Participants for distribution to Beneficial Owners of Shares notifications with respect to each distribution, as well as an annual notification as to the tax status of such Fund’s distributions. Each Fund will also furnish to DTC Participants, for distribution to Beneficial Owners of Shares, the Fund’s annual report containing audited financial statements, as well as copies of annual and semiannual shareholder reports.

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Q.                                    Master-Feeder Structure

1.              In-Kind Transactions in a Master-Feeder Structure

As discussed above, Applicants currently anticipate that certain Funds will operate in a master-feeder structure, substantially identical to the structures permitted under Section 12(d)(1)(E) of the Act. Each Master Fund would also operate as a traditional mutual fund, issuing and redeeming shares in accordance with the requirements of Section 22 of the Act and the rules promulgated thereunder. However, Applicants request that the exemption from Section 22(e) requested herein apply to both the Funds and their respective Master Funds. The shareholders of the Master Fund are currently anticipated to be (i) other investment companies or other pooled investment vehicles that are in the same group of investment companies as the Feeder Fund(36) (ii) other institutional investors, such as separate accounts managed by the Adviser, and (iii) individual retail investors, and the interests in the Master Fund will be sold to and redeemed by each of the Master Fund’s shareholders on the same terms and will carry the same rights  From the investor’s perspective, the creation and redemption process will be unaffected by the master-feeder structure. For creations, an investor will deliver a basket consisting of in-kind securities and/or cash to the Feeder Fund, and the Feeder Fund will, in turn, deliver the basket to the Master Fund in exchange for interests in the Master Fund. Redemptions will work the same way, but in reverse. At no point will securities delivered in-kind to a Feeder Fund settle to the account of the Feeder Fund, nor will a Feeder Fund hold any investment other than the securities of its corresponding Master Fund.

2.              No Senior Securities

While shareholders of the Feeder Funds may have different rights of redemption versus shareholders of a traditional mutual fund feeder fund in accordance with the Master-Feeder Relief requested in this Application, the relief requested in this Application will not result in any shareholders of any Master Fund having different rights relative to other shareholders of the same Master Fund. Specifically, the Master Fund will not require, but rather will permit, any shareholder feeder fund, including a Feeder Fund, to redeem in-kind. Similarly, the Master Fund will not require, but rather will permit, all shareholder feeder funds, including a Feeder Fund, to purchase and redeem shares in large aggregations. As a result, the proposed structure does not give rise to a senior security and should not raise any concerns under Section 18 of the Act.

R.                                    Availability of Information Regarding Shares and Underlying Indexes

On each Business Day, the Deposit Instruments, the Redemption Instruments and the Cash Amount effective as of the previous Business Day, per individual outstanding Share of the Fund, will be made available on its Website. In addition, for each Self-Indexing, Long/Short and 130/30 Fund, the applicable Adviser will provide full portfolio transparency on its Website by making available the identities and quantities of the Portfolio Holdings, including Short Positions and Financial Instruments that will form the basis for a Long/Short and 130/30 Fund’s calculation of NAV at the end of the Business Day. The information provided on the Website will be formatted to be reader-friendly.

Each Fund’s administrator will provide an estimated Cash Amount, adjusted through the close of the trading day, to the relevant Listing Exchange. Each Listing Exchange or other major market data provider will disseminate, every 15 seconds during regular Exchange trading hours, through the facilities of the Consolidated Tape Association or other widely disseminated means, an amount for each Fund stated on a per individual Share basis representing the sum of (i) the estimated Cash Amount and (ii) the current value of the Deposit Instruments (such intra-day indicative value, the “IIV”). The Listing Exchange will not be involved in, or be responsible for, the calculation of the estimated Cash Amount nor will

(36)  The requested exemption from Section 22(e) would only apply to in-kind redemptions by the Feeder Funds and would not apply to in-kind redemptions by other feeder funds.

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it guarantee the accuracy or completeness of the estimated Cash Amount. No Fund will be involved in, or responsible for, the calculation or dissemination of the IIV, and will make no warranty as to its accuracy.

Applicants expect that the value of the Underlying Indexes will be disseminated by the relevant Listing Exchange or such other organization authorized by the Index Provider in accordance with Commission and Exchange requirements. Applicants expect the same from the Index Providers of future Underlying Indexes and future primary Listing Exchanges. In addition, these organizations will disseminate values for each Underlying Index once each trading day based on closing prices in the relevant exchange market. Each Fund will make available on a daily basis the names and required numbers of each of the Deposit Instruments in a Creation Unit as well as information regarding the Cash Amount.

With respect to each Fund, at the end of each Business Day, the Trust will prepare the next day’s Deposit Instruments and Redemption Instruments for such Funds and send this information to the transfer agent, Custodian or index receipt agent, as applicable. The same evening, that party will add to this the Cash Amount effective as of the close of business on that Business Day and create a portfolio composition file (“PCF”) for each Fund, which it will transmit to NSCC before the start of the next Business Day. The PCF will include information on the cash and money market instruments in the Fund’s portfolio and be available to all NSCC members, as well as through third-party data vendors. Except as discussed below, the PCF will provide information sufficient to calculate the IIV for such Funds during the next Business Day and disclose the full portfolio that will be the basis for the next day’s NAV calculation.(37)  With respect to each Self-Indexing, Long/Short and 130/30 Fund, the portfolio holdings disclosure on its Website will contain information sufficient by itself for market participants to calculate a Self-Indexing, Long/Short and 130/30 Fund’s IIV during the next Business Day and effectively arbitrage the Fund.

Because bonds typically trade through “over-the-counter” or “OTC” transactions, information about the intra-day prices of such bonds comes from a variety of sources. With respect to Fixed Income Funds, this information includes: (i) executed bond transactions as reported on the FINRA’s Trace Reporting and Compliance System (“TRACE” or the “TRACE System”); (ii) intra-day prices obtained directly from broker- dealers, and/or (iii) intra-day prices obtained from subscription services, such as Bloomberg. For these purposes, “intra-day prices” may include executed transaction prices, executable prices or indicative prices, all of which are available to Authorized Participants and other investors from major broker-dealers. “Executed transaction prices,” as the term suggests, are the prices at which completed bond transactions actually occurred, such as those executed transactions reported on TRACE or other transaction reporting systems. “Executable quotations” are price quotations provided by broker-dealers that indicate the price at which such broker-dealer would buy or sell a specified amount of securities. “Indicative quotations” are price quotations provided by broker-dealers that, while not necessarily executable, provide an indication of the price at which such broker-dealer would buy or sell a specified amount of securities.

As previously noted, one source of intra-day U.S. bond prices is the TRACE system. The TRACE system reports executed prices on corporate bonds. The development of the TRACE system provides evidence that transparency in the U.S. bond market is increasing. TRACE reported prices are available without charge on FINRA’s website on a “real time” basis (subject to a fifteen minute delay as of July 1, 2005) and also are available by subscription from various information providers (e.g., Bloomberg). In addition, Authorized Participants and other market participants, particularly those that regularly deal or trade in bonds have access to intra-day bond prices from a variety of sources other than TRACE. One obvious source of information for Authorized Participants is their own trading desks. Applicants understand that many Authorized Participants already make markets in the bonds included in the Underlying Indexes and that, when acting as such, they have access to intra-day bond prices through their own trading desks and will be able to assess the intra-day

(37)  The NSCC’s system for the receipt and dissemination to its participants of the PCF was designed for portfolios consisting entirely of equity or fixed income securities, cash and money market instruments. As a result, it is not currently capable of processing information with respect to Short Positions and Financial Instruments.

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value of each Fund’s Deposit Instruments using this information. Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on bonds from broker-dealers. Authorized Participants and other market participants also can obtain bond prices by subscription from third parties through on-line client-based services.(38)

As discussed herein, each Fund’s Website, accessible to all investors at no charge, will publish the current version of the Prospectus and SAI, the Deposit Instruments, the Redemption Instruments, the Cash Amount and relevant Underlying Index for each Fund, the prior business day’s NAV and the market closing price or the midpoint of the bid/ask spread at the time of calculation of the relevant Fund’s NAV (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. In addition, with respect to each Self-Indexing, Long/Short and 130/30 Fund, the Website will contain, each Business Day before the commencement of trading of Shares on the Exchange, the identities and quantities of the portfolio securities and other assets held by each Self- Indexing, Long/Short and 130/30 Fund, or its respective Master Fund, that will form the basis for the Self-Indexing, Long/Short and 130/30 Fund’s calculation of NAV at the end of the Business Day. The Website will be publicly available prior to the public offering of Shares. The Exchange also disseminates or will disseminate a variety of data such as Total Cash Amount Per Creation Unit, Shares Outstanding and NAV with respect to each Fund on a daily basis by means of CTA and CQ High Speed Lines.

The closing prices of each Fund’s Deposit Instruments and Short Positions will be readily available from, as applicable, the relevant Listing Exchange, automated quotation systems, published or other public sources, such as TRACE, or on-line information services such as Quotron, Bloomberg or Reuters. Similarly, information regarding market and prices and volume of Shares will be broadly available on a real time basis throughout the trading day. In addition, Applicants expect, given the past history of other Prior ETFs, that Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

As noted above, the Funds may operate in a master-feeder structure. Under such circumstances, the Feeder Funds would operate, and would be marketed, as ETFs. Applicants do not believe the master-feeder structure contemplated in this Application would be confusing to investors because any additional feeder fund that is a traditional mutual fund or other pooled investment vehicle would be marketed separately. Further, as noted above, ETFs are no longer new or novel products, and Applicants believe investors are aware of the differences between ETFs and traditional mutual funds. In addition, functionally similar structures are currently offered in the market without giving rise to investor confusion.(39)  Notwithstanding the limited potential for investor confusion, Applicants will take numerous steps to ensure that investors are not confused. Specifically, the Prospectus for each Feeder Fund will clearly indicate that the Feeder Fund is an ETF, each Feeder Fund will have a Prospectus separate and distinct from any other feeder funds, and as required by the conditions herein, the Feeder Funds will not be marketed as mutual funds. Applicants believe that the efforts outlined above will ensure that every interested investor will understand the differences between the Funds and any other feeder funds.

(38)  “[M]ost professional market participants, dealers, investors and issuers have access to reliable bond price data through commercial vendors.” Statement of William H. James of the Bond Market Association before the House Committee on Commerce Subcommittee on Finance and Hazardous Materials, September 29, 1998, reported in The Bond Market Association—Legislative Issues (discussing the increasing availability of pricing information in all sectors of the bond market).

(39)  See In the Matter of Vanguard Index Funds, et al., Investment Company Release No. 24789 (Dec. 12, 2000).

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S.                                      Public Representations

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Funds and a traditional “open-end investment company” or “mutual fund.” For example, with respect to disclosure in the Fund’s Prospectus concerning the description of a Fund and the non-redeemability of Shares, the Funds will observe the following policies: (1) the term “mutual fund” will not be used except to compare and contrast a Fund with conventional mutual funds and (2) the term “open-end management investment company” will be used in the Fund’s Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the Fund’s Prospectus cover page or summary.

Although the Trust is classified and registered under the Act as open-end management investment companies, neither the Trust nor any of its individual Funds will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an “ETF.” To that end, the designation of the Funds in all marketing materials will be limited to the terms “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund in Creation Units only. The same approach will be followed in connection with investor educational materials issued or circulated in connection with the Share. After a Fund has traded for twelve months or more, any advertising or sales literature will provide supplementary information on market premiums or discounts relative to the NAV to enable present and prospective shareholders to evaluate the relative desirability of the Shares’ intraday marketability versus a conventional mutual fund’s redeemability at NAV at every trading day’s closing NAV.

The primary disclosure document with respect to the Shares will be the Fund’s Prospectus. As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by a statutory Prospectus or Summary Prospectus.(40)

The Funds will provide copies of their annual and semi-annual shareholder reports to DTC participants for distribution to shareholders.  The above policies and format will also be followed in all reports to shareholders.

The Prospectus for each Self-Indexing Fund will prominently disclose that the Affiliated Indexes are created and sponsored by an affiliated person of the Adviser.

T.                                     Procedure by Which Shares Will Reach Investors; Disclosure Documents

Based on the experience of Prior ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund. One is the institutional investor that desires to keep a portion of its portfolio indexed to the relevant Underlying Index and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should it wish to sell some or all of its holding. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as the arbitrageurs discussed in the next sentence. The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on an Exchange versus the aggregate value of the Portfolio Holdings held by such Fund. Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to their

(40)  Pursuant to Rule 498 of the Securities Act, to the extent that a Summary Prospectus is delivered, the statutory prospectus will be provided online, and will be sent upon request.

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NAV. Lastly, Applicants observe that Market Makers, acting in their roles to provide a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units in connection with their market-making activities.

In the above examples, those who purchase Shares in Creation Units may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Shares will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in the country, industry, market, market segment or market sector represented by the relevant Underlying Index. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help to ensure that Shares will not trade at a material discount or premium in relation to their NAV.

As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring.

The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will make generally known among the broker-dealer community that a current version of such Fund’s Prospectus and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor. Additionally, the Distributor will arrange to deliver the Fund’s Prospectus and SAI to the Listing Exchange, where they will be available for review by investors.

III.      RELIEF REQUESTED RELATED TO THE ESTABLISHMENT AND OPERATION OF THE FUNDS AS ETFS AND  PURCHASES AND SALES OF THEIR SHARES IN EXCESS OF THE LIMITS IMPOSED BY SECTION 12(d)(1) OF THE ACT.

A.                                    Summary of this Application Relating to the Establishment and Operation of the Funds as ETFs

Applicants seek an Order from the Commission permitting (1) the Funds to issue Shares that are redeemable in Creation Units only; (2) secondary market transactions in Shares on an Exchange at negotiated prices, rather than at the current offering price; (3) certain affiliated persons of each Fund to deposit securities into, and receive securities from, each Fund in connection with the purchase and redemption of Creation Units, all as more fully set forth below; (4) a Foreign Fund to provide payment or satisfaction of redemption requests in periods exceeding seven days in certain circumstances; and (5) certain Funds to perform creations and redemptions of Creation Units in-kind in a master-feeder structure.

The Relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of. . . [the Act].”

Applicants believe that Shares of each Fund will afford significant benefits in the public interest. Among other benefits, availability of Shares should provide increased investment opportunities, which should encourage diversified investment; provide in the case of individual tradable Shares, a relatively low-cost, market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; make available a vehicle that would track the selected

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Underlying Indexes more closely than most alternative market-basket investments due, in part, to the realization of efficiencies, cost savings and economies of scale; provide a security that should be freely available in response to market demand; provide competition for comparable products available in both foreign and U.S. markets; attract capital to the U.S. markets; provide enhanced liquidity; facilitate the implementation of diversified investment management techniques; and a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.” Investment Company Act Release No. 17534 (June 15, 1990), at 84. The Shares proposed to be offered would provide to both retail and institutional investors, new exchange-traded investment company products representing interests in targeted securities markets. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others. They have concluded that in-kind redemption of Creation Units of the Funds to the maximum extent practicable as described herein will be essential in order to minimize the need for selling securities of a Fund’s, or its respective Master Fund’s, portfolio to meet redemptions, to permit the maximum amount of resources of each Fund, or its respective Master Fund, to be used to track the Underlying Index and to alleviate the inappropriate taxation of ongoing shareholders.

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

“terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned. . . and the proposed transaction is consistent with the general purposes of [the Act].”

The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by each Fund at their NAV. The Portfolio Deposit for a Fund is based on a standard applicable to all investors and valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the policy of each Fund and will be consistent with the investment objectives and policies of each Fund of Funds as described herein and are consistent with the general purposes of the Act.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and Order requested are also substantially similar to those granted in Prior Index-Based Orders.

B.                                    Summary of this Application with Respect to Section 12(d)(1) of the Act

Applicants also seek an Order from the Commission permitting both Investing Management Companies and Investing Trusts to acquire Shares of the Funds beyond the limits of Section 12(d)(1)(A) of the Act and permitting such

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Funds, their Distributor and Brokers to sell Shares of each such Fund to Funds of Funds in excess of the limits of Section 12(d)(1)(B) of the Act. In addition, pursuant to Sections 6(c) and 17(b), Applicants request an exemption from Section 17(a) of the Act to permit each Fund to sell its Shares to, and redeem its Shares from, a Fund of Funds that owns 5% or more of the Fund’s Shares.

The 12(d)(1) Relief is requested pursuant to Section 12(d)(1)(J) of the Act. Applicants submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) coincident with the evolution of investment companies investing in other investment companies. Applicants submit that the structure of the proposed transaction as well as the proposed conditions to the relief from the limitations of Section 12(d)(1) requested in this Application, including the requirement that Funds of Funds enter into a FOF Participation Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants believe that the exemptions requested from Section 12(d)(1) as set forth in this Application are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. Applicants assert that the relief and order requested is substantially similar to that granted to the Prior ETFs.

C.                                    Benefits of the Proposal

1.              General

The typical ETF allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in exchange-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme or to participate in an economic/investment trend. The popularity of current ETFs, including but not limited to the Prior ETFs, all of which are basket products, is ample testimony to the fact that this basket structure has proven attractive to investors.

2.              Intra-Day Trading

Investors have also been drawn to the liquidity provided by many ETFs. In contrast to traditional open-end mutual funds which do not provide investors the ability to trade throughout the day, Shares of the Funds will be listed on an Exchange and will trade throughout the Listing Exchange’s regular trading hours. Applicants believe that the price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help prevent Shares from trading at a material discount or premium in relation to their NAV, in sharp distinction to closed-end investment companies. The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be greatly affected by limited or excess availability.

3.              Maintaining a Competitive Position in the International Financial Community

To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles such as the Funds will provide investors greater access to U.S. markets. By providing a wide range of investors with a U.S. exchange-traded security that permits participation in significant segments of various domestic and global securities markets, Applicants believe that the proposed new basket securities will benefit both investors and the markets. Section 6(c) provides a means for the Commission to respond to evolving domestic and international financial market developments not specifically contemplated when the Act was passed and a mechanism to permit innovation which serves the public interest. Applicants believe the Commission is aware of substantial interest in these products outside the United States resulting largely from

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the success of the products in the United States. Indeed, ETFs are now listed on various international exchanges, such as those in Belgium, Canada, France, Germany, Hong Kong, Japan, the Netherlands, Singapore, South Korea, Switzerland, Turkey and the United Kingdom, among others.

4.              Introducing Additional Competition into the U.S. ETF Market

Applicants submit that granting the requested Relief will introduce greater competition into the U.S. ETF market by allowing new ETF sponsors to offer their products. Applicants note that many ETFs trading today are managed by a small number of advisers, some of whom hold exclusive licenses to established financial indices. In addition, many of the ETFs currently trading that invest in non-U.S. equity and/or fixed income securities are offered by only a few ETF advisers. Applicants believe that the Affiliated Indexes and rules-based portfolio selection methods will create new and attractive investment choices for consumers, and should be available to investors so long as their product design has solved potential conflicts of interest. Applicants believe that the potential conflicts of interest have been addressed as discussed herein.

D.                                    The Trust and its Funds Do Not Raise Concerns

1.              Structure and Operation of the Trust and its Funds Compared to Prior ETFs

Applicants believe that the structure and operation of the Trust and its Funds will be extremely similar to that of the Prior ETFs discussed in this Application. As discussed below, the liquidity of each Fund’s, or its respective Master Fund’s, Portfolio Holdings, the portfolio transparency of each Self-Indexing, Long/Short and 130/30 Fund’s Portfolio Holdings, the arbitrage mechanism, the level and detail of information contained in the Prospectus for each Fund, as well as that displayed on its Website, will be extremely familiar to investors of Prior ETFs. Consequently, Applicants have every expectation that the Funds will operate very similarly to those domestic and international ETFs trading now in the secondary market.

(a)         Portfolio Transparency, “Front Running” and “Free Riding.”

As discussed throughout this Application, Applicants believe that the information about each Self-Indexing, Long/Short and 130/30 Fund’s Portfolio Holdings will be both public and as extensive as that information now provided by actively managed ETFs currently listed and traded. In addition, the IIV and the current total aggregate market value of each Underlying Index will be disseminated at 15 second intervals throughout the day. Further, the identity of Deposit Instruments, and Redemption Instruments, if different, will be made available to market participants in the same manner and to the same extent as is provided in connection with current ETFs.

With respect to Self-Indexing, Long/Short and 130/30 Funds, Applicants believe that the disclosure of Portfolio Holdings would be unlikely to lead to “front running” (where other persons would trade ahead of the Fund and the investors assembling the Deposit Instruments for Creation Units) any more than is the case with the ETFs now trading. Similarly, Applicants assert that the frequent disclosures of Self-Indexing, Long/Short and 130/30 Funds’ Portfolio Holdings would not lead to “free riding” (where other persons mirror a Self-Indexing, Long/Short and 130/30 Fund’s investment strategies without paying the Fund’s advisory fees) any more than such disclosures cause this problem in connection with the ETFs now trading.

(b)         Arbitrage Mechanism.

Applicants assert that the arbitrage opportunities offered by the Trust and its Funds will be the same as those offered by existing ETFs. Therefore, Applicants believe that the secondary market prices of the Shares will closely track

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their respective NAVs or otherwise correspond to the fair value of their underlying portfolios. The Commission has granted exemptive relief to existing ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of current ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by existing ETFs.

Although Fund Shares are not yet listed on a Listing Exchange(41) and therefore do not trade in the secondary market, Applicants have every reason to believe that the design, structure and transparency of the Funds will result in an arbitrage mechanism as efficient and robust as that which now exists for current ETFs. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of existing ETFs. Therefore, in light of the efficient arbitrage mechanism inherent in each Fund’s structure (including, with respect to Self-Indexing, Long/Short and 130/30 Funds, the daily portfolio transparency), Applicants submit that the secondary market prices for Shares of such Funds should be close to NAV and should reflect the value of each Fund’s portfolio.

2.              Investor Uses and Benefits of Products

Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these will be identical or substantially similar to the benefits offered by current ETFs. These benefits include flexibility, tradability, availability, certainty of purchase price and tax efficiencies. Equally of interest to investors will be the relatively low expense ratios of the Funds, as compared to those of their directly competitive traditional mutual funds, due to their in-kind efficiencies in portfolio management as well as other reduced infrastructure costs. Reductions in the cost of trading, clearing, custody processes, shareholder reporting and accounting experienced by ETFs currently trading should be similarly experienced by the Trust and its Funds. The last, but by no means least important benefit, is that investors will have access to extensive information regarding the Portfolio Holdings of each Fund, and Deposit/Redemption Instruments. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners and advisers and broker dealers, among others, and will enhance general market knowledge about the Fund’s holdings as well as the performance of its Adviser and/or Sub-Adviser.

Applicants have made every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. Given that each Fund will be managed to replicate or closely track its Underlying Index, neither the Adviser nor Sub-Adviser will have latitude to change or specify certain Deposit or Redemption Instruments to favor an affiliate.

3.              The Commission Should Grant the Exemptive Relief Requested in this Application

In summary, Applicants believe that the Trust and all of its Funds will operate in the same manner as existing ETFs, provide necessary safeguards against shareholder discrimination and potential conflicts of interest, and create no

(41)  Applicants are not aware of any characteristics of a NASDAQ listing that would cause Shares to operate or trade differently than if they were listed on another domestic Exchange. Applicants do acknowledge that unlike the structure of the other domestic Exchanges where a single member is contractually obligated to make a market in Shares and oversees trading in Shares, the NASDAQ trading system allows numerous Market Makers who wish to trade Shares to compete for business, creating liquidity by being willing to buy and sell Shares for their own accounts on a regular and continuous basis. Applicants note that NASDAQ’S listing requirements require at least two Market Makers to be registered in Shares in order to maintain their NASDAQ listing and that registered Market Makers on NASDAQ must make a continuous, two-sided market at all times or risk regulatory sanctions. Applicants believe that the competition on NASDAQ among Market Makers, many of whom may be Authorized Participants, as defined below, engaging in arbitrage activities would result in a highly efficient and effective market for Shares.

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new regulatory concerns. Applicants submit that the benefits offered to potential investors are varied and useful, and that the Trust and its Funds are appropriate candidates for the requested Relief.

Based on the foregoing, Applicants respectfully request the Relief as set forth below.

IV.       REQUEST FOR ORDER

A.                                    Legal Analysis: ETF Relief

1.              Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

“any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, each Fund could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Fund’s, or its respective Master Fund’s, current net assets; the unusual aspect of such Shares is that its terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order to permit each Fund to register as an open-end management investment company and issue individual Shares that are redeemable only in Creation Units as described herein.

Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Units for redemption. Moreover, listing and trading on an Exchange will afford all holders of Shares the benefit of intra-day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual Shares of a Creation Unit, taken together, should not vary materially from the NAV of Creation Unit.

Moreover, Applicants believe that the existence of Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption requested herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to each Fund.

Applicants believe that permitting each Fund to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the

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protection of investors and the purposes fairly intended by the policy and provisions of the Act, and, accordingly, Applicants hereby request that an order of exemption be granted.(42)

2.              Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides in part, that:

“no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus....”

Rule 22c-1 provides that:

“no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.”

Shares of each Fund will be listed on a Listing Exchange and the relevant Market Maker will maintain a market for such Shares. Secondary market transactions in Shares occurring on any Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Shares will trade on and away from(43) the Listing Exchange at all times on the basis of current bid/offer prices. The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Fund’s Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of Shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors Shares at less than the published sales price and who could pay investors a little more than the published redemption price.(44)

The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Fund, or its respective Master Fund’s, assets. Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.

(42)  The Master Funds will not require relief from Sections 2(a)(32) and 5(a)(1) because the Master Funds will issue individually redeemable securities.

(43)  Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

(44)  See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (April 22, 1983).

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With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly. Anyone may sell or acquire Shares either by purchasing them on the Exchange or by creating one or more Creation Units; therefore, no dealer should have an advantage over any other dealer in the sale of such Shares. Indeed, Applicants believe that the presence of the Market Maker will also help to provide an orderly market. In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV. If the prices for Shares should fall below the proportionate NAV of the underlying Fund’s, or its respective Master Fund’s, assets, an investor needs only to accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains narrow. Applicants believe that, to date, shares of Prior ETFs have consistently traded on, at, or very close to, their respective NAVs. Applicants have strong reason to believe that the trading experience of Shares should closely resemble that of shares of Prior ETFs.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby request that an order of exemption under Section 6(c) be granted in respect of Section 22(d) and Rule 22c-1.

3.              Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Sections 6(c) and 17(b) of the Act to permit certain affiliated persons to effectuate purchases and redemptions “in-kind.”

Section 17(a)(1) of the Act makes it unlawful

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof.”

Section 17(a)(2) of the Act makes it unlawful

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company. . ., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property except securities of which the seller is the issuer).”

An “affiliated person” of a fund, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person”; and pursuant to Section 2(a)(3)(C) of the Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the Act defines “control” as

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“. . . the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company...”

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.

Past applications of Prior ETFs have suggested the possibility that Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and that relief for a series of ongoing transactions, such as the ongoing sale and redemption of Creation Units, requires an exemption under Section 6(c) of the Act as well. Accordingly, Applicants are also requesting an exemption from Section 17(a) under Section 6(c).(45)

To the extent that there are twenty or fewer holders of Creation Units of all of the Funds or of one or more particular Funds, some or all of such holders will be at least 5 percent owners of such Funds, and one or more may hold in excess of 25 percent of such Funds, as the case may be and would therefore be deemed to be affiliated persons of such Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C). For so long as such holders of Shares were deemed to be affiliated persons (e.g., so long as twenty or fewer such holders existed), Section 17(a)(1) could be read to prohibit such persons from depositing the Portfolio Deposit with a Fund in return for Creation Units (an “in-kind” purchase), and likewise, Section 17(a)(2) could be read to prohibit such persons from entering into an “in-kind” redemption procedure with a Fund. Furthermore, under other circumstances, one or more holders of Shares might each accumulate 5 percent or more of such Fund’s securities. Also, the Market Maker for the Shares of any relevant Funds might accumulate, from time to time, 5 percent or more of such Fund’s securities in connection with such Market Maker’s market-making activities. In addition, one or more holders of Shares, or the Market Maker might from time to time, accumulate in excess of 25 percent of the Shares of one or more Funds, and such persons would therefore be deemed to be affiliated persons of such Funds under Section 2(a)(3)(C). Applicants request an exemption to permit persons that are affiliated persons of the Funds (or affiliated persons of such persons (collectively, “Second-Tier Affiliates”)) solely by virtue of one or more of the following: (1) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (2) an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making “in-kind” purchases or “in-kind” redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for “in-kind” purchases of Creation Units and the redemption procedures for “in-kind” redemptions of Creation Units will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. It is immaterial to a Fund whether 12 or 1,200 Creation Units exist for such Fund. All will be issued and redeemed in the same manner. There will be no discrimination between purchasers or redeemers. Deposit Instruments and Redemption Instruments will be valued in the identical manner as those Portfolio Holdings currently held by the relevant Funds, or their respective Master Funds,

(45)  See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

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and the valuation of the Deposit Instruments and Redemption Instruments will be made in an identical manner regardless of the identity of the purchaser or redeemer.

Applicants also note that the ability to take deposits and make redemptions “in-kind” will help each Fund, or its respective Master Fund, to track closely its Underlying Index and therefore aid in achieving the Fund’s objectives. Applicants do not believe that “in-kind” purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund’s objectives and with the general purposes of the Act. Applicants believe that “in-kind” purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Holdings held by a Fund, or its respective Master Fund, is identical to that used for calculating “in-kind” purchase or redemption values and therefore creates no opportunity for affiliated persons or Second-Tier Affiliates of Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing Portfolio Holdings held by a Fund, or its respective Master Fund, as are used for calculating “in-kind” redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

In addition to the customary relief from the requirements of Sections 17(a)(1) and 17(a)(2) permitting in-kind creations and redemptions by investors who are affiliates of a Fund by virtue of holding more than 5% or 25% of the Fund’s shares, to the extent that a Fund operates in a master-feeder structure, Applicants also request relief permitting the Feeder Funds to engage in in-kind creations and redemptions with the applicable Master Fund. The customary Sections 17(a)(1) and 17(a)(2) relief would not be sufficient to permit such transactions because the Feeder Funds and the applicable Master Fund could also be affiliated by virtue of having the same investment adviser. However, as with the customary Section 17 relief, Applicants believe that in-kind creations and redemptions between a Feeder Fund and a Master Fund advised by the same investment adviser do not involve “overreaching” by an affiliated person. Such transactions will occur only at the Feeder Fund’s proportionate share of the Master Fund’s net assets, and the distributed securities will be valued in the same manner as they are valued for the purposes of calculating the applicable Master Fund’s NAV.(46)  Further, all such transactions will be effected with respect to pre-determined securities and on the same terms with respect to all investors. Finally, such transaction would only occur as a result of, and to effectuate, a creation or redemption transaction between the Feeder Fund and a third-party investor.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund and will be consistent with the investment objectives and policies of each Fund of Funds, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act.

4.              Exemption from the Provisions of Section 22(e) of the Act

Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act.(47)  Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any

(46)  Fund directors and investment advisers are subject to strict fiduciary duties under federal and state law and to specific requirements relating to valuation and redemptions.

(47)  The requested exemption from Section 22(e) would only apply to in-kind redemptions by the Feeder Funds and would not apply to in-kind redemptions by other feeder funds.

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obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the Act provides that(48)

“No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except—

(1)                     for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2)                     for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practical or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)                     for such other periods as the Commission may by order permit for the protection of security holders of the company.”

Settlement of redemptions for a Foreign Fund will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by a Foreign Fund. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, may require a delivery process of up to fifteen (15) calendar days, rather than seven calendar days for a Foreign Fund, in certain circumstances, during the calendar year.(49)  Accordingly, with respect to Foreign Funds only, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Fund, or its respective Master Fund, up to a maximum of fifteen (15) calendar days. Applicants request that relief be granted such that Foreign Funds, their respective Master Funds, holding Redemption Instruments which require a delivery process in excess of seven (7) calendar days may provide payment or satisfaction of redemptions within not more than the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Holdings of each such Foreign Fund, or its Master Fund, customarily clear and settle, but in all cases no later than fifteen calendar days following the tender of a Creation Unit. With respect to Future Funds that will be Foreign Funds, or their respective Master Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days, up to a maximum of fifteen (15) calendar days, required to deliver redemption proceeds in any given year will not exceed fifteen (15) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e). The SAIs for the Foreign Funds that may require this relief will identify (i) those instances in a given year where, due to local holidays, more than seven (7) calendar days will be needed to deliver redemption proceeds and will list such holidays, and (ii) the maximum number of days needed to deliver the proceeds, up to fifteen (15) calendar days.

(48)  Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

(49)  In the past, settlements in certain countries, including Russia, have extended to fifteen (15) calendar days.

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The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven (7) calendar days and the maximum number of days needed to deliver the proceeds for each Foreign Fund.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within fifteen (15) calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within fifteen (15) calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Holdings of a given Foreign Fund, or its respective Master Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction.

Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Holdings. Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds, or their respective Master Funds, that do not effect creations and redemptions of Creation Units in-kind.

Applicants, if using a master-feeder structure, will operate in substantially the same manner. In the case of an in-kind redemption from a Feeder Fund, as discussed herein, the Feeder Fund would make a corresponding redemption from the Master Fund. Applicants do not believe the master-feeder structure would have any impact on the delivery cycle. When a Feeder Fund is seeking a cash redemption, the proceeds to satisfy the redemption would likely be raised in a manner consistent with the Master Fund’s investment objective, e.g., by using cash on hand and/or selling securities. When the Adviser (or Sub-Adviser) determines it is necessary to sell securities, such sales would be conducted consistent with the Master Fund’s investment objective.

As a practical matter, any cash redemption could reduce the proportion of the most liquid assets held by the Master Fund, but no more so than any investment company — as shares are redeemed, there is potentially a reduction in the most liquid assets in a portfolio. Applicants do not believe that shareholders of the Feeder Funds will be disadvantaged relative to shareholders of other feeder funds. In each case redeeming Feeder Fund shareholders, through their Authorized Participant, will receive Redemption Instruments and cash, if any, equal in value to the next calculated NAV. Further, the list of Redemption Instruments that a redeemer will receive from a Feeder Fund will be published daily.

If the requested Relief is granted, Applicants intend to disclose in each Foreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

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Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained by the Prior ETFs in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

B.                                    Legal Analysis: Fund of Funds Relief

1.              Exemption from the Provisions of Section 12(d)(1) of the Act

Applicants request an exemption to permit Funds of Funds to acquire Shares of the Funds in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds and their principal underwriters and Brokers to sell Shares of the Funds to Funds of Funds in excess of the limits in Section 12(d)(1)(B) of the Act.

Fund of Funds does not include the Funds. Each Investing Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (“Fund of Funds Adviser”) and may be sub-advised by investment adviser(s) within the meaning of Section 2(a)(20)(B) of the Act (“Fund of Funds Sub-Adviser”). Any investment adviser to a Investing Management Company will be registered as an investment adviser. Each Investing Trust will have a sponsor (“Sponsor”).

As noted above, Applicants are also seeking relief from Sections 12(d)(1)(A) and 12(d)(1)(B) to the extent necessary to permit the Feeder Funds to perform creations and redemptions of Shares in-kind in a master-feeder structure. This structure is substantially identical to traditional master-feeder structures permitted pursuant to the exception provided in Section 12(d)(1)(E). Section 12(d)(1)(E) provides that the percentage limitations of Section 12(d)(1)(A) and 12(d)(1)(B) shall not apply to a security issued by an investment company (in this case, the shares of the applicable Master Fund) if, among other things, that security is the only investment security held by the Feeder Fund. Applicants believe the proposed master-feeder structure complies with Section 12(d)(1)(E) because each Feeder Fund will hold only investment securities issued by its corresponding Master Fund; however, the Feeder Funds may receive securities other than securities of its corresponding Master Fund if a Feeder Fund accepts an in-kind creation.(50)  Applicants do not believe that the securities involved in the in-kind transactions are ever “held” on the books of a Feeder Fund because the Feeder Fund is merely acting as a conduit through which securities are delivered from the investor to the Master Fund and the securities received are never settled to the Feeder Fund. However, there is potentially a hypothetical moment when accepting or distributing securities in-kind that such securities could be deemed “held” by a Feeder Fund. As a result, to the extent that a Feeder Fund may be deemed to be holding both shares of the Master Fund and, for a hypothetical moment in the course of a creation or redemption, other securities, the Applicants are requesting appropriate relief from Section 12(d)(1)(A) and 12(d)(1)(B). The Feeder Funds would operate in compliance with all other provisions of Section 12(d)(1)(E).

Applicants are requesting an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Funds from Sections 12(d)(1)(A) and Section 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Funds from Section 17(a) of the Act. The requested exemption would permit

(50)  See Signature Financial Group, Inc., SEC No-Action Letter (Dec. 28, 1999) (Funds using a master-feeder structure sought no-action relief from Section 17(a) of the Act to permit in-kind redemptions between the master and the feeder. There was no request for, and thus no relief from, Section 12(d)(1).)

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the Fund of Funds to acquire Shares in each of the Funds beyond the limitations in Section 12(d)(1)(A). Applicants are also requesting relief from Sections 17(a)(1) and (2) to permit each Fund to sell its Shares to, and redeem its Shares from, a Fund of Funds when the Fund is an affiliated person of the Fund of Funds.

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

(a)                     Exemption Under Section 12(d)(1)(J) of the Act

The National Securities Markets Improvement Act of 1996 (“NSMIA”)(51) added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”(52)  Applicants submit that the proposed conditions to the 12(d)(l) Relief requested in this Application, including the requirement that each Fund of Funds enter into a FOF Participation Agreement (defined below) with the relevant Fund, adequately address the concerns underlying the applicable limits in Section 12(d)(1)(A), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.(53)

(b)                     Concerns Underlying Section 12(d)(1)(J)

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.(54) In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.(55)  As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

(51)  H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996) (“HR 622”).

(52)  HR 622, Ibid.

(53)  Id. at 43-44.

(54)  House Hearings, 76th Cong., 3d Sess., at 113 (1940).

(55)  Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

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[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase. . .(56)

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).(57)  These new abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).(58)

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Fund of Funds comply with any terms and conditions of the requested relief by requesting that a Fund of Funds enter into a written agreement (“FOF Participation Agreement”) as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(1)(A). The FOF Participation Agreement will require the Fund of Funds to adhere to the terms and conditions of the Requested Order. Condition B.1 limits the ability of a Fund of Funds’ Advisory Group or a Fund of Funds’ Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund, or its respective Master Fund, within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, a “Fund of Funds’ Advisory Group” is defined as the Fund of Funds’ Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor. For purposes of this Application, a “Fund of Funds’ Sub-Advisory Group” is defined as any Fund of Funds’ Sub-Adviser, any person controlling, controlled by, or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser. The condition does not apply to the Fund of Funds Sub-Advisory Group with respect to a Fund for which the Fund of Funds Sub-Adviser or a person controlling, controlled by, or under common control with the Fund of Funds Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

Condition B.2 prohibits Fund of Funds and Fund of Funds Affiliates from causing an investment by a Fund of Funds in a Fund to influence the terms of services or transactions between a Fund of Funds or a Fund of Funds Affiliate and the Fund, or its respective Master Fund, or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Fund of Funds Affiliate” is defined as the Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, promoter and principal underwriter of a Fund of Funds, and any person controlling, controlled by or under common control with any of these entities.

Conditions B.3, B.4, B.6, B.7 and B.8 are specifically designed to address the potential for a Fund of Funds and certain affiliates of a Fund of Funds (including Underwriting Affiliates) to exercise undue influence over a Fund, or its respective Master Fund, and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a

(56)  House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

(57)  H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).

(58)  Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

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principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, employee or Sponsor of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser or Fund of Funds Sub-Adviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the Act. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

Condition B.9 is intended to insure that the Fund’s Board and the Adviser, as well as the Fund of Funds’ board of directors and investment adviser, or trustee and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Fund and a Fund of Funds before an investment is made in excess of Section 12(d)(1)(A).

A Fund may choose to reject any direct purchase of Creation Units by a Fund of Funds. To the extent a Fund of Funds purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by a Fund of Funds in excess of the limits of Section 12(d)(1)(A). A Fund would also retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute a FOF Participation Agreement with a Fund of Funds.

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“disinterested directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund, or its respective Master Fund, in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition to condition B.10 discussed above, conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under Condition B.5, a Fund of Funds Adviser, or a Fund of Funds’ trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the Act) received from a Fund by the Fund of Funds Adviser, trustee or Sponsor or an affiliated person of the Fund of Funds Adviser, trustee or Sponsor, other than any advisory fees paid to the Fund of Funds Adviser, trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Fund of Funds in the Fund. Condition B.5 also provides that any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Fund of Funds in the Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds. Condition B.11 prevents any sales charges or service fees on shares of a Fund of Funds from exceeding the limits applicable to a fund of funds set forth in the National Association of Securities Dealers (“NASD”) Conduct Rule 2830.(59)

(59)  Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

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A Fund of Funds may rely on the Order only to invest in Funds and not in any other registered investment company. The FOF Participation Agreement also will include an acknowledgement from the Fund of Funds that it may rely on the requested Order only to invest in the Funds and not in any other investment company. No Fund, or its respective Master Fund, will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund, or its respective Master Fund, to purchase shares of other investment companies for short-term cash management purposes or pursuant to the Master-Feeder Relief. Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested 12(d)(1) Relief will not create or give rise to circumstances enabling a Fund of Funds to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits. In addition to avoiding excess complexity, Applicants believe that the condition requiring that Funds, or their respective Master Funds, will not, except to the extent permitted by exemptive relief from the Commission permitting the Fund, or its respective Master Fund, to purchase shares of other investment companies for short-term cash management purposes or pursuant to the Master-Feeder Relief, invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 12(d)(1)(A) mitigates the concerns about layering of fees.

Applicants note that certain ETFs now trading have been operating under orders granting relief that is virtually identical to the 12(d)(1) Relief requested in this Application. Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Funds identified herein and Fund of Funds should be the same.

2.              Sections 17(a), 17(b) and 6(c) of the Act

Applicants seek relief from Section 17(a) to permit a Fund that is an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds to sell its Shares to and redeem its Shares from a Fund of Funds, and to engage in the accompanying in-kind transactions with the Fund of Funds.(60)  Although Applicants believe that most Fund of Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund, a Fund of Funds might seek to transact in Creation Units directly with a Fund that is an affiliated person of a Fund of Funds. To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between a Fund of Funds and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to a Fund of Funds and redemptions of those Shares.

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person and any person directly or indirectly controlling, controlled by, or under common control with, such other person. A Fund of Funds relying on the requested order could own 5% or more of the outstanding voting securities of a Fund and in such cases the Fund would become an affiliated person of the Fund of Funds. In light of this and other possible affiliations, Section 17(a) could prevent a Fund from selling Shares to and redeeming Shares from a Fund of Funds.

Section 17(b) of the Act authorizes the Commission to grant the Order permitting a transaction otherwise prohibited by Section 17(a) if it finds that: (i) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of

(60)  Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to a Fund of Funds, may be prohibited by Section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

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each registered investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the Act. The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the Act permits the Commission to exempt any person or transaction from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because a Fund may engage in multiple transactions with a Fund of Funds, Applicants are seeking relief from any transaction in Creation Units between a Fund and a Fund of Funds that owns 5% or more of a Fund before the transaction. As mentioned above, Applicants believe that most Fund of Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1) above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants anticipate that there may be Fund of Funds that are not part of the same group of investment companies as the Funds, but may be sub-advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person of a Fund of Funds because the Adviser or an entity controlling, controlled by or under common control with the Adviser provides investment advisory services to that Fund of Funds.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those Sections.

First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.

Second, the proposed transactions directly between Funds and Fund of Funds will be consistent with the policies of each Fund of Funds. The purchase of Creation Units by a Fund of Funds will be accomplished in accordance with the investment restrictions of the Fund of Funds and will be consistent with the investment policies set forth in the Fund of Funds’ registration statement. The FOF Participation Agreement will require any Fund of Funds that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by a Fund of Funds will be accomplished in compliance with the investment restrictions of the Fund of Funds and will be consistent with the investment policies set forth in the Fund of Funds’ registration statement. The proposed transactions also will be consistent with the policies of each Fund.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Fund of Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

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V.            EXPRESS CONDITIONS TO THIS APPLICATION

Applicants agree that any order of the Commission granting the requested Relief will be subject to the following conditions:

A.                                    ETF Relief

1.              The requested relief, other than the Section 12(d)(1) Relief and the Section 17 relief related to a master-feeder structure, will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based ETFs.

2.              As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

3.              Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to a Fund in Creation Units only.

4.              Each Fund’s Website, which is and will be publicly accessible at no charge, will contain, on a per Share basis for the Fund, the prior Business Day’s NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

5.              Each Self-Indexing, Long/Short and 130/30 Fund will post on its Website on each Business Day, before commencement of trading of Shares on the Exchange, the Fund’s, or its respective Master Fund’s, Portfolio Holdings.

6.              Neither Adviser nor any Sub-Adviser to a Self-Indexing Fund, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Self-Indexing Fund) to acquire any Deposit Instrument for a Self-Indexing Fund, or its respective Master Fund, through a transaction in which the Self-Indexing Fund, or its respective Master Fund, could not engage directly.

B.                                    Section 12(d)(1) Relief

1.              The members of a Fund of Funds’ Advisory Group will not control (individually or in the aggregate) a Fund, or its respective Master Fund, within the meaning of Section 2(a)(9) of the Act. The members of a Fund of Funds’ Sub-Advisory Group will not control (individually or in the aggregate) a Fund, or its respective Master Fund, within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Fund of Funds’ Advisory Group or the Fund of Funds’ Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Fund of Funds’ Sub-Advisory Group with respect to a Fund, or its respective Master Fund, for which the Fund of Funds’ Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds’ Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

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2.              No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund to influence the terms of any services or transactions between the Fund of Funds or Fund of Funds Affiliate and the Fund, or its respective Master Fund, or a Fund Affiliate.

3.              The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Funds Adviser and Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund, or its respective Master Fund, or Fund Affiliate in connection with any services or transactions.

4.              Once an investment by a Fund of Funds in the securities of a Fund exceeds the limits in Section 12(d)(1)(A)(i) of the Act, the Board of the Fund, or its respective Master Fund, including a majority of the directors or trustees who are not “interested persons” within the meaning of section 2(a)(19) of the Act (“non-interested Board members”), will determine that any consideration paid by the Fund, or its respective Master Fund, to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund, or its respective Master Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund, or its respective Master Fund, and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.              The Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund, or its respective Master Fund, under Rule 12b-l under the Act) received from a Fund, or its respective Master Fund, by the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Fund of Funds Adviser, Trustee or Sponsor of an Investing Trust, or its affiliated person by the Fund, or its respective Master Fund, in connection with the investment by the Fund of Funds in the Fund. Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund, or its respective Master Fund, by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund, or its respective Master Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.              No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund, or its respective Master Fund, to purchase a security in any Affiliated Underwriting.

7.              The Board of a Fund, or its respective Master Fund, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund, or its respective Master Fund, in an Affiliated Underwriting, once an investment by a Fund of Funds in the

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securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund, or its respective Master Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund, or its respective Master Fund, in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.              Each Fund, or its respective Master Fund, will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.              Before investing in a Fund in excess of the limit in Section 12(d)(1)(A), a Fund of Funds and the Trust will execute a FOF Participation Agreement stating without limitation that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Fund of the investment. At such time, the Fund of Funds will also transmit to the Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.       Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund, or its respective Master Fund, in which the Investing Management Company may invest. These findings and their basis will be fully recorded in the minute books of the appropriate Investing Management Company.

11.       Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.       No Fund, or its respective Master Fund, will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section

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12(d)(1)(A) of the Act, except to the extent (i) the Fund, or its respective Master Fund, acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund, or its respective Master Fund, to acquire securities of one or more investment companies for short-term cash management purposes or (ii) the Fund acquires securities of the Master Fund pursuant to the Master-Feeder Relief.

VI.       NAMES AND ADDRESSES

The following are the names and address of the Applicants:

Voya ETF Trust

Voya Investments, LLC

Directed Services LLC

Voya Investments Distributor, LLC

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258

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All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

Voya ETF Trust

By:	/s/ Michael J. Roland
Name: Michael J. Roland
Title: Initial Trustee

Voya Investments, LLC

By:	/s/ Todd Modic
Name: Todd Modic
Title: Senior Vice President

Directed Services LLC

By:	/s/ Todd Modic
Name: Todd Modic
Title: Vice President

Voya Investments Distributor, LLC

By:	/s/ Michael J. Roland
Name: Michael J. Roland
Title: Executive Vice President

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AUTHORIZATION

VOYA ETF TRUST

In accordance with Rule 0-2(c) under the Act, Michael J. Roland, in his capacity as Initial Trustee of the Voya ETF Trust (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to his general authority as Initial Trustee of the Trust and pursuant to the following resolution adopted by the Initial Trustee of the Trust on October 20, 2015:

RESOLVED, that the Initial Trustee of the Trust be, and he hereby is, authorized to prepare and file with the Securities and Exchange Commission an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act granting an exemption from Section 17(a) of the Act, and pursuant to Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

By:	/s/ Michael J. Roland
Name: Michael J. Roland		October 20, 2015
Title: Initial Trustee

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AUTHORIZATION

VOYA INVESTMENTS, LLC

In accordance with Rule 0-2(c) under the Act, Todd Modic states that all actions necessary to authorize the execution and filing of this Application by Voya Investments, LLC have been taken, and that as a Senior Vice President thereof, he is authorized to execute and file the same on behalf of Voya Investments, LLC.

By:	/s/ Todd Modic
Name: Todd Modic		October 27, 2015
Title: Senior Vice President

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AUTHORIZATION

DIRECTED SERVICES LLC

In accordance with Rule 0-2(c) under the Act, Todd Modic states that all actions necessary to authorize the execution and filing of this Application by Directed Services LLC have been taken, and that as the Vice President thereof, he is authorized to execute and file the same on behalf of Directed Services LLC.

By:	/s/ Todd Modic
Name: Todd Modic		October 27, 2015
Title: Vice President

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AUTHORIZATION

VOYA INVESTMENTS DISTRIBUTOR, LLC

In accordance with Rule 0-2(c) under the Act, Michael J. Roland states that all actions necessary to authorize the execution and filing of this Application by Voya Investments Distributor, LLC have been taken, and that as the Executive Vice President thereof, he is authorized to execute and file the same on behalf of Voya Investments Distributor, LLC.

By:	/s/ Michael J. Roland
Name: Michael J. Roland		October 27, 2015
Title: Executive Vice President

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VERIFICATION

VOYA ETF TRUST

The undersigned says that he has duly executed the attached application for and on behalf of Voya ETF Trust, that he is the Initial Trustee of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Michael J. Roland
Name: Michael J. Roland		October 27, 2015
Title: Initial Trustee

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VERIFICATION
VOYA INVESTMENTS, LLC

The undersigned says that he has duly executed the attached application for and on behalf of Voya Investments, LLC, that he is a Senior Vice President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Todd Modic
Name: Todd Modic		October 27, 2015
Title: Senior Vice President

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VERIFICATION

DIRECTED SERVICES LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Directed Services LLC, that he is the Vice President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Todd Modic
Name: Todd Modic		October 27, 2015
Title: Vice President

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VERIFICATION

VOYA INVESTMENTS DISTRIBUTOR, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Voya Investments Distributor, LLC, that he is the Executive Vice President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Michael J. Roland
Name: Michael J. Roland		October 27, 2015
Title: Executive Vice President

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